Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

PLANTRONICS, INC.,

PLANTRONICS B.V.

AND

AUDIO TECHNOLOGIES ACQUISITION, LLC

Execution Date: October 2, 2009

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5.17	Related Party Transactions	33
5.18	Customers	33
5.19	Suppliers	33
5.20	Environmental Matters	33
5.21	Real Property	34
5.22	Certain Payments	35
5.23	Insurance	35
5.24	No Other Representations or Warranties	35
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER		36
6.1	Organization, Standing and Power	36
6.2	Authority	36
6.3	Financing	37
6.4	Solvency	37
6.5	Breach of Sellers Representations and Warranties	37
6.6	No Other Representations or Warranties	37
ARTICLE VII CONDUCT PRIOR TO CLOSING		37
7.1	Conduct of Business	37
7.2	Procedures for Requesting Consent	40
ARTICLE VIII ADDITIONAL AGREEMENTS		40
8.1	Access to Information	40
8.2	Confidentiality	41
8.3	Expenses	41
8.4	Public Disclosure	41
8.5	Altec Customer and Channel Partner Communication	42
8.6	Reasonable Efforts	42
8.7	Notification of Certain Matters	42
8.8	Employee Matters	43
8.9	Post-Closing Assurances	47
8.10	Prohibition on Solicitation of Other Acquisition Offers	47
8.11	Purchaser’s Non-Competition Covenant	48
8.12	Non-Solicitation	48
8.13	Tax Matters	49
8.14	Further Agreements	50
8.15	Preservation of Records	50
8.16	Use of Name	51
8.17	Sellers’ Non-Competition Covenant	51
8.18	Oracle Clone Implementation	51
8.19	Oracle Software License	52
8.20	Asset Purchase Agreement for Transfer for China Assets and Second Closing Escrow Amount.	53
8.21	Purchaser BV and Purchaser WOFE	53
8.22	Post-Closing Amounts.	53

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8.23	Retained Altec Inventory	55
ARTICLE IX CONDITIONS TO THE ACQUISITION		55
9.1	Conditions to Obligations of Each Party to Effect the Acquisition	55
9.2	Additional Conditions to Obligations of Sellers	55
9.3	Additional Conditions to the Obligations of Purchaser	56
ARTICLE X SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION		58
10.1	Survival of Representations and Warranties	58
10.2	Indemnification	59
10.3	Escrow	64
ARTICLE XI TERMINATION, AMENDMENT AND WAIVER		65
11.1	Termination	65
11.2	Procedure Upon Termination	66
11.3	Effect of Termination	66
11.4	Amendment	66
11.5	Extension; Waiver	66
ARTICLE XII GENERAL PROVISIONS		67
12.1	Notices	67
12.2	Interpretation	68
12.3	Counterparts	68
12.4	Entire Agreement; Assignment	68
12.5	Severability	68
12.6	Governing Law; Mediation/Arbitration	69
12.7	Rules of Construction	69
12.8	Successors	69

INDEX OF EXHIBITS

Exhibits	Description

Exhibit A-1	Asset Schedule

Exhibit A-2	Assumed Liabilities Schedule

Exhibit A-3	Excluded Liabilities Schedule

Exhibit B	Forms of Assignments for Transferred Intellectual Property Rights and Trademarks

Exhibit C	Transition Services Agreement

Exhibit D	Bill of Sale

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Exhibit E	Real Property Deeds

Exhibit F	Assignment and Assumption Agreement

-iv-

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of October 2, 2009 by and among Audio Technologies Acquisition, LLC, a Delaware limited liability company (“Purchaser”), Plantronics, Inc., a Delaware corporation (“Parent”) and Plantronics B.V., a private limited liability company organized under the laws of the Netherlands (“BV” and, together with Parent, the “Sellers” and each a “Seller”).

RECITALS

A.           The Boards of Directors of each of the Sellers and the manager and sole member of Purchaser believe it is in the best interests of each entity and their respective stockholders or equity holders, as applicable, that Purchaser acquire (the “Acquisition”) certain of Sellers’ assets and assume certain of Sellers’ liabilities, collectively constituting the Business and, in furtherance thereof, have approved the Acquisition.

B.            Sellers and Purchaser desire to make certain representations and warranties and other agreements in connection with the Acquisition.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and other agreements set forth herein, and for other good and valuable consideration, the parties to this Agreement hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1           Definitions.

“Accounts Receivable” means accounts and notes receivable of Sellers, including, without limitation, accounts and notes receivable that are attributable to the Business.

“Accrued Warranty” means amounts reserved for warranty obligations arising from sales of Altec Products prior to the Closing Date.

“Acquired Assets” has the meaning set forth in Section 2.1(a).

“Acquisition Proposal” has the meaning set forth in Section 8.10.

“Acquisition” has the meaning set forth in the recitals to this Agreement.

“Affiliate” when used with respect to any Person from time to time, means any other Person at such time directly or indirectly controlling, controlled by or under common control with, such Person.  As used in this definition of Affiliate, “control” means (i) the direct or indirect ownership of more than 50 percent of the total voting securities or other evidences of equity ownership interest of such Person or (ii) the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreed Principles” has the meaning set forth in Section 2.5(a).

“Altec Inventory” means all raw materials, work-in-process, finished goods, supplies, packaging materials, parts, goods for sale and other inventories, including prepaid goods, whether or not in transit on the Closing Date that are or intended to be used for Altec Products and that are owned by Sellers or their Affiliates, except for Retained Altec Inventory.

“Altec Products” means the products set forth in Section 13 of the Asset Schedule.

“Assigned Leases” has the meaning set forth in Section 2.1(a)(xiii).

“Asset Schedule” means the schedule of assets of the Business attached as Exhibit A-1 hereto.

“Assumed Liabilities” has the meaning set forth in Section 2.2(a).

“Assumed Liabilities Schedule” means the schedule of Liabilities attached as Exhibit A-2 hereto.

“Backbeat Marks” means the Marks set forth in Section 2 of the Asset Schedule.

“Business” means the operations of Sellers as conducted on the Closing Date related to the design, manufacture, use and support of the Altec Products.  For the absence of doubt, it is agreed that the Business does not include the design, manufacture or sale of headsets or components thereof or any products that have a microphone for communication use.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in New York, New York are authorized or obligated by law or executive order to close.

“Business Employee Benefit Plan” has the meaning set forth in Section 5.11(b).

“Business Employees” means those employees employed by Sellers primarily in the Business and listed in Section 5.11(a)(i) of the Disclosure Letter and those employees hired by Sellers to work primarily in the Business after the date of this Agreement in the Ordinary Course of Business.

“Business Licensed Field” means products used for “speakers” for: computers; docking applications for MP3 players and smart phones and, in addition to the foregoing speaker products, headphone products.  The Business Licensed Field shall also include products that combine the functionality for any or all of the foregoing products.

“Change in Control” means a merger, acquisition or sale of substantially all of the assets of Purchaser or Sellers, as applicable.

“Claim” has the meaning set forth in Section 10.2(d)(i).

“Claimant” has the meaning set forth in Section 10.2(d)(i).

“Closing” has the meaning set forth in Section 4.1.

“Closing Date” has the meaning set forth in Section 4.1.

“Closing Net Asset Value” has the meaning set forth in Section 2.5(a).

“Closing Purchase Price” has the meaning set forth in Section 2.4(b).

“Closing Statement” has the meaning set forth in Section 2.5(a).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Confidential Information” has the meaning set forth in Section 8.2.

“Conflict” has the meaning set forth in Section 5.2(b).

“Contra Accounts Receivable” means the accounts and their general ledger account number as maintained in Oracle by Sellers set forth in Schedule 2.5(a) with the purpose as further described in Schedule 2.5(a).

“Contracts” means all agreements, contracts, indentures, notes, bonds, mortgages, loans, instruments, leases, commitments, obligations, purchase orders and license, royalty or development agreements.

“Customer” means any Person (including distributors, OEMs and resellers) that purchases an Altec Product or related services from Sellers.

“Customer Contract” means any Contract between any Seller and any Customer with respect to the sale or provision of Altec Products and/or related services.

“Damages” means all demands, claims, claims for reimbursement, actions or causes of action, assessments, damages, losses, costs, expenses, liabilities, deficiencies, judgments, awards, fines, sanctions, penalties, interest (including prejudgment interest), charges and amounts paid in settlement, including the reasonable costs, fees and expenses of attorneys, experts, accountants, appraisers, consultants, witnesses, investigators and agents and all such costs, fees and expenses incurred in defending against any of the foregoing or in enforcing this Agreement or the other Operative Documents, but shall not include amounts recoverable as lost profits or based on a multiple of earnings, consequential, incidental or indirect damages or punitive damages, except as provided in Section 10.2(c)(iii) below.

“Disclosure Letter” has the meaning set forth in the preamble to Article V.

“Employment Offer” has the meaning set forth in Section 8.8(a).

“Environmental Laws” means any statute, code, law (including common law), regulation, ruling, decision, judgment, or order relating to pollution, protection of the environment or exposure of any individual to Hazardous Materials, including laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, registration, distribution, labeling, recycling, use, treatment, storage, disposal, transport or handling of Hazardous Materials  (including compliance with any product take-back or product content requirements).

“Environmental Liabilities” means all Liabilities of any kind or nature with respect to the Business, the Acquired Assets, the Owned Real Property or the Leased Real Property (and also including any other real property owned, leased or otherwise occupied at any time for the Business) arising out of, or relating in any manner to Environmental Laws or the recycling, storage, use, treatment, manufacture, handling, purchase, treatment, sale, distribution, release, disposal, emission, investigation, removal or remediation of any Hazardous Materials or any product or waste containing any Hazardous Materials.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes Sellers, or that is a member of the same “controlled group” as Sellers pursuant to Section 4001(a)(14) of ERISA.

“ERISA” means the Employment Retirement Income Security Act of 1974, as amended.

“Escrow Agent” has the meaning set forth in Section 10.3

“Escrow Agreement” has the meaning set forth in Section 10.3

“Escrow Fund” has the meaning set forth in Section 10.3

“Excluded Assets” has the meaning set forth in Section 2.1(b)

“Excluded Contract” means any Contract that is not a Transferred Contract.

“Excluded Liabilities” has the meaning set forth in Section 2.2(b).

“Excluded Liabilities Schedule” means the schedule of Liabilities attached as Exhibit A-3 hereto.

“Final Net Asset Value” has the meaning set forth in Section 2.5(e).

“Fixed Assets” means the furniture, fixtures, machinery and equipment listed in Section 10 of the Asset Schedule.

“GAAP” means United States generally accepted accounting principles as of the date hereof.

“Governmental Entity” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, commission or instrumentality or authority thereof, or any court or arbitrator (public or private).

“Hazardous Materials” means chemicals, pollutants, contaminants, wastes, hazardous and toxic substances defined as or included in the definition of “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “extremely hazardous substances,” “toxic substances,” “toxic chemicals,” “toxic pollutants,” or words of similar import under any Environmental Law, including without limitation any radioactive and biological materials, asbestos-containing materials (ACM) petroleum and petroleum products or any fraction thereof.

“Houlihan Lokey” means Houlihan Lokey Howard & Zukin Capital, Inc.

“Indemnified Party” means a Seller Indemnified Party or a Purchaser Indemnified Party, as applicable.

“Indemnitor” has the meaning set forth in Section 10.2(d)(i).

“Independent Accountant” means a  nationally recognized certified public accounting firm mutually agreed to by Parent and Purchaser; provided, however, that the individuals providing services as Independent Accountant in connection with this Agreement shall not have provided services to  Sellers or Purchaser at any time within the prior five (5) years.

“Infrastructure Contract” means any Contract to which a Seller is a party pursuant to which a third Person provides or licenses Infrastructure Technology or related services to a Seller or the Business, including, for example, telecommunications services.

“Infrastructure Technology” means any Technology that is used in the general operation of the Business, including network or telecommunications Software and equipment, accounting Software, IT systems, desktop computer Software, database Software, general software development or control systems, tools or environments, and that is shared in connection with Sellers’ operations unrelated to the Business as of the Closing Date.

“Intellectual Property Rights” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including rights in, arising out of, or associated therewith: (i) all United States and foreign utility and design patents, utility models and registered designs and applications therefor, and all reissues, divisions, reexaminations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries (“Patents”); (ii) trade secret rights and all other rights in or to confidential business or technical information (“Trade Secrets”); (iii) all copyrights, copyright registrations and applications therefor and all other similar or equivalent rights corresponding thereto throughout the world (“Copyrights”); (iv)  trademarks, service marks, trade dress rights and similar designation of origin and rights therein (“Marks”); (v) all rights in WWW addresses, uniform resource locators and domain names and applications and registrations therefor (“Internet Properties”); and (vi) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

“Intercompany Agreements” has the meaning set forth in Section 5.17.

“International Business Employees” means any Business Employee whose employment is primarily subject to the laws of any non-United States jurisdiction.

“Inventory Reserves” means all reserves related to excess or obsolete Altec Inventory on the Closing Date.

“Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule, regulation or Order.

“Legally Mandated Benefits” has the meaning set forth in Section 5.11(b).

“Liabilities” means any liability, loss, damage, adverse claim, fine, penalty, debt or obligation of any nature, whether direct or indirect, asserted or unasserted, matured or unmatured, determined or determinable, disputed or undisputed, accrued or unaccrued, absolute, fixed, or contingent, liquidated, unliquidated or otherwise and whether due or to become due, and whether known or unknown and whether in contract, tort, strict liability or otherwise.

“Licensed-Back Marks” means those Transferred Marks listed as Licensed-Back Marks in Section 1 of the Asset Schedule.

“Licensed Intellectual Property Rights” or “Licensed IPR” means Licensed Patents, Backbeat Marks and any other Intellectual Property Rights of Sellers, other than the Transferred IPR or the Transferred Unregistered IPR, that were acquired by Parent in the acquisition of Altec Lansing Technologies, Inc. on August 18, 2005, or developed or acquired by the Business after such date while operating as a wholly owned subsidiary or division of Parent.

“Licensed Patents” means those Patents listed in Section 3 of the Asset Schedule and in the case of any applications listed on such Section 3 of the Asset Schedule any Patents that may issue to any Seller from such listed applications.

“Liens” means any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge, security interest, claim, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, and any covenant, restriction or condition affecting title to real property, including any Contract granting any of the foregoing incurred prior to the Closing except for Permitted Liens.

“Litigation” has the meaning set forth in Section 5.10.

“Makers Claims” means claims brought by the third-party contract manufacturers (“Makers”) who sell finished goods inventory to the Business relating to matters such as disputes over whether inventory or obligations of the Maker to its suppliers should be subject to reimbursement by Business and for which Sellers, after assessment of such claim, record a liability for the estimated value of any potential future settlement.

“Material Adverse Effect” means any change, result, occurrence, fact, event, violation, inaccuracy, effect or circumstance (whether or not constituting a breach of a representation, warranty or covenant set forth in this Agreement) (each, an “Effect”) that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or would reasonably be likely to be materially adverse to the (i) Acquired Assets, (ii) the operations, condition (financial or otherwise) or results of operations of the Business or (iii) the ability of the Sellers to consummate the transactions contemplated by this Agreement or to perform their obligations under this Agreement, in each case, taken as a whole, provided that none of the following shall be deemed, either alone, or in combination, to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect has occurred or may, would or could occur: any Effect resulting from or arising out of (a) an adverse change in the relationship  of the Sellers with employees, customers, suppliers, distributors, resellers and the like, including the termination of such relationship, due to the public announcement of the entering into of this Agreement or the other Operative Documents or the pendency of the transactions contemplated hereby or thereby, (b)  any actions taken, or failure to take action, in each case, in compliance with the terms of this Agreement or to which Purchaser has following the date of this Agreement expressly approved, consented to or requested, (c) general economic or political conditions in the United States or in the foreign countries in which the Business operates (which Effect, in each case, does not disproportionately affect the Business as compared to similarly situated businesses doing business in the applicable country to any material extent), (d) general conditions in the industry in which the Business is conducted (which Effect, in each case, does not disproportionately affect the Business as compared to similarly situated businesses in such industry to any material extent), or (e) any natural disaster or any acts of terrorism, sabotage, military action, war (whether or not declared), weather condition, pandemics and other force majeure events or any escalation or worsening thereof.

“Mediation/Arbitration Rules” has the meaning set forth in Section 12.6.

“Milford Property” means that certain Owned Real Property owned by Parent in Milford, Pennsylvania and described in Section 4 of the Asset Schedule.

“NDA” means collectively the Confidentiality Agreement entered into as of May 20, 2009 by and between Houlihan Lokey on behalf of Parent and Prophet Equity L.P.

“Net Asset Value” has the meaning set forth in Section 2.5(a).

“Operative Documents” means this Agreement and the agreements, instruments and certificates delivered in connection with this Agreement, including the Transition Services Agreement.

“Order” means any order, injunction, judgment, award, decree, ruling, writ, determination, assessment or arbitration award of a Governmental Entity.

“Ordinary Course of Business” means the ordinary course of business for the Business consistent with past practice of the Sellers’ operation of the Business.

“Other Purchasers” means Affiliates of Purchaser, if any, who shall have executed any Operative Document.

“Owned Condominium” means that certain Owned Real Property owned by Parent in Milford, Pennsylvania and described in Section 4 of the Asset Schedule.

“Permits” means all permits, licenses, franchises, approvals and authorizations by Governmental Entities related primarily to the Business including those listed in Section 5 of the Asset Schedule.

“Permitted Liens” means (i) statutory or common law Liens in favor of carriers, workmen, warehousemen, mechanics and materialmen to secure claims for non-employee labor, materials or suppliers; (ii) Liens for Taxes, assessments and governmental charges or levies that are not yet due and payable or that are being contested in good faith and for which adequate reserves have been established in the Financial Statements in accordance with GAAP, (iii) Liens imposed by applicable Law, (iv) Liens imposed on the underlying fee interest in leased property; (v) Liens of record that affect any Owned Real Property that are disclosed in policies of title insurance that have been delivered or made available to Purchaser; (vi) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over the Owned Real Property and Leased Real Property which are not violated by the current use and operation thereof; and/or (vii) Liens that do not materially interfere with the use or operation of the property subject thereto for the purposes for which it is currently used.

“Person” means any corporation, partnership, joint venture, limited liability company, organization, entity (including any Governmental Entity), association, business trust or natural person.

“Post-Closing Period” means any taxable period or portion of a period that begins after the Closing Date.

“Post-Closing Period Taxes” means Taxes relating to the Business or Acquired Assets that are attributable to the Post-Closing Period, including any Taxes attributable to the Straddle Period that are allocated to the Post-Closing Period in accordance with the definition of Pre-Closing Period Taxes below.

“Pre-Closing Period” means any taxable period or portion of a period that ends on or before the Closing Date.

“Pre-Closing Period Taxes” means Taxes relating to the Business or Acquired Assets that are attributable to the Pre-Closing Period; provided that with respect to the Straddle Period, Taxes and Tax items will be allocated between the Pre-Closing Period and the Post-Closing Period by closing the books at the end of the Closing Date, except that Taxes and Tax items of a periodic nature, such as property taxes or other similar tax imposed on an annual basis, shall be allocated by apportioning a pro rata portion of such Taxes to each day in the relevant Straddle Period.

“Purchase Price” has the meaning set forth in Section 2.4(a).

“Purchaser BV” means a private limited liability company to be formed under the laws of the Netherlands which will be an Other Purchaser when formed.

“Purchaser Indemnified Parties” has the meaning set forth in Section 10.2(a).

“Purchaser Officer’s Certificate” has the meaning set forth in Section 9.2(c).

“Purchaser Representatives” means Purchaser’s accountants, legal counsel and other agents, advisors and representatives.

“Purchaser WOFE” has the meaning set forth in Section 8.20.

“Registered IPR” means (i) Patents and applications therefor; (ii) Mark registrations and applications to register Marks; (iii) registered Copyrights and applications for Copyright registration; and (iv) Internet Property registrations.

“Release” means any release, spill, emission, leaking, injection, deposit, disposal, discharge or migration into the environment.

“Restricted Parties” means the parties listed in Section 8.11(b) of the Disclosure Letter and any Affiliate of such parties.

“Retained Altec Inventory” means all raw materials, work-in-process, finished goods, supplies, packaging materials, parts, goods for sale and other inventories, including prepaid goods, whether or not in transit on the Closing Date that are or intended to be used for Altec Products and that are owned by Sellers or their Affiliates which would otherwise be Altec Inventory except for the fact that it is located in or is, in the Ordinary Course of Business, en route to Japan or Brazil as of the Closing Date.

“Retained Business” means any business operations or activities of Sellers (or its successors) now or in the future (other than those businesses, operations and activities of Sellers constituting the Business as of the Closing Date) which, for the avoidance of doubt, shall include, without limitation the design, development, sale, marketing or manufacture of communications headsets and products that have a microphone for communication use.

“Retained Business Employee” means those employees employed by any Seller primarily in the Business and listed in Section 5.11(a)(ii) of the Disclosure Letter.

“Retained Contra AR Reserves” means the reserves defined on Schedule 2.5(a), comprising account numbers 11148, 11220, 11250, Part 2 of account 11200 and accounts 11141 and 11142.

“Second Closing Escrow Amount” means $125,000.

“Seller Authorizations” means each Permit issued to a Seller by a Governmental Entity and related primarily to the Business which is required for the operation of the Business as presently conducted or the ownership of the Acquired Assets.

“Seller Indemnified Parties” has the meaning set forth in Section 10.2(b).

“Seller Severance Arrangements” has the meaning set forth in Section 5.11(a).

“Sellers’ knowledge” or “knowledge of Seller” means the actual knowledge of Barbara Scherer, Vicki Marion, Craig Berghahn, Carla Nolan or Jules Egyud and the knowledge that such Persons would have after making reasonable inquiry of the employees of Sellers having administrative or managerial responsibility for the matter at issue.

“Sellers’ Licensed Field” means the following products: headsets; handsets; telephones of all types; speaker phones; headphones; products used for unified communication applications and products that combine the functionality of any or all of the foregoing products.

“Sellers’ Music First Products” means headset products of Sellers that include a microphone or voice component.

“Shared Contracts” means all Contracts to which a Seller or a Subsidiary of a Seller is a party and which relates to both the Business and the Retained Business, but which is not a Transferred Contract other than leases for real property.

“Shared Technology” means all Technology other than Infrastructure Technology or Technology that is an Excluded Asset, owned by any Seller that is used or held for use as of the Closing Date by both the Business and the Retained Business and which is capable of being copied without material cost or unreasonable effort (for example Software or documents) and which, if material, is listed on Section 6 of the Asset Schedule.

“Software” has the meaning set forth in the defined term “Technology.”

“Straddle Period” means any taxable period that begins before and ends after the Closing Date.

“Subsidiary” means any Person of which (i) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by a Seller or (ii) a Seller is entitled, directly or indirectly, to appoint a majority of the board of directors or managers or comparable supervisory body of such Person.

“Supplemental Seller-Retained Contra AR” means a Liability of $2,500,000 for deductions customers are expected to make against the Accounts Receivable, which Sellers expect to settle with such customers.

“Target Net Asset Value” means twenty one million five hundred thousand dollars ($21,500,000).

“Tax” or Taxes” has the meaning set forth in Section 5.4(a).

“Tax Returns” means all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means any and all of the following tangible items or things, in any format, but specifically excluding any Intellectual Property Rights therein or thereto: (i) hardware, product prototypes, test fixtures, models, electronic components, blueprints and schematics, other tangible technology associated with the design, manufacture testing and maintenance of hardware; (ii) computer software and code, design tools and related documentation, (“Software”);  (iii) databases and data collections; and (v) any media on which any of the foregoing is recorded, and any other tangible embodiments or copies of any of the foregoing.

“Total Consideration” has the meaning set forth in Section 2.4(a).

“Total Escrow Amount” means two million five hundred thousand dollars ($2,500,000).

“Trading” means Plantronics Trading (Suzhou) Co., Ltd., a wholly-owned foreign enterprise organized under the laws of the People’s Republic of China.

“Transfer Regulations” means any Law, Order or authority governing the employment of the International Business Employees.

“Transfer Taxes” means all sales, use, value-added, gross receipts, excise, registration, documentary, stamp duty, transfer or other similar taxes, customs duties or governmental fees.

“Transferred Contra Accounts Receivable Reserves” means the reserves defined on Schedule 2.5(a) as comprising account numbers 11149, 11152, 11210 and Part 1 of account number 11200, less Supplemental Seller-Retained Contra AR in the amount of $2,500,000.

“Transferred Contracts” means the Contracts set forth in Section 7 of the Asset Schedule, that, in either case (i) are transferable by a Seller to Purchaser in accordance with this Agreement without the consent of a third Person or (ii) if consent of a third Person is required, for which consent has been obtained prior to Closing.

“Transferred Intellectual Property Rights” or “Transferred IPR” means the Transferred Marks, the Transferred Patents and other Registered IPR listed in Section 8 and Section 9, as applicable, of the Asset Schedule.

  “Transferred Marks” means the registered Marks listed in Section 9(a) of the Asset Schedule (“Transferred Registered Marks”) and the common law, unregistered Marks listed in Section 9(b) of the Asset Schedule (“Transferred Unregistered Marks”).

“Transferred Patents” means those Patents listed in Section 8 of the Asset Schedule and, in the case of any applications listed on such Section 8 of the Asset Schedule, any Patents that may issue from such listed applications.

“Transferred Technology” means all Technology (other than Infrastructure Technology or any other Excluded Assets) owned by a Seller as of the Closing Date that was acquired by Parent in the acquisition of Altec Lansing Technologies Inc. on August 18, 2005, or developed or acquired by the Business after such date while operating as a wholly owned subsidiary or division of Parent, including any tangible embodiments of know-how or trade secrets used primarily in the Business.

“Transferred Unregistered IPR” means the Trade Secrets of the Sellers listed in Section 14(a) of the Asset Schedule and the copyrights of Sellers that subsist in the works of authorship listed in Section 14(b) of the Asset Schedule.

“Transition Service Agreement” means an agreement attached in substantially the form attached hereto as Exhibit C.

“Transitioning Employees” have the meaning set forth in Section 8.8(a).

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Welfare Benefits” has the meaning set forth in Section 8.8(e)(iii).

ARTICLE II

THE PURCHASE AND SALE OF ACQUIRED ASSETS

2.1           Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, Sellers hereby agree to sell, assign, transfer, convey and deliver to Purchaser effective as of the Closing, and Purchaser hereby agrees to purchase, assume and acquire, effective as of the Closing:

(a)                   all rights (but only those Intellectual Property Rights as specifically listed below), title and interest of any Seller on the Closing Date in the following assets (“Acquired Assets”), except to the extent such assets constitute Excluded Assets:

(i)            the Transferred Technology;

(ii)           copies of the Shared Technology;

(iii)          the Transferred Intellectual Property Rights, including the rights of any Seller to recover past damages for the infringement of any such Intellectual Property Rights and in the case of the Transferred Marks, the goodwill of the Business appurtenant thereto;

(iv)          the name Altec Lansing;

(v)           the Transferred Contracts;

(vi)          the Transferred Unregistered IPR;

(vii)         Permits to the extent legally transferable by Sellers;

(viii)        the Altec Inventory;

(ix)           the Fixed Assets;

(x)            to the extent not Transferred Technology or Fixed Assets, equipment owned by Sellers and used exclusively by Business Employees;

(xi)           copies of (A) books and records (other than income Tax Returns) pertaining to the Business or Acquired Assets, including but not limited to all books of account, journals and ledgers, files, correspondence, memoranda, maps, plats, suppliers lists, catalogs, promotional materials, machinery diagrams and plans, personnel and payroll files of Transitioning Employees if such transfer is authorized in writing by such Transitioning Employees, and (B) all books, records and other materials pertaining to the Business or Acquired Assets provided by Sellers to Purchaser in connection with Purchaser’s due diligence investigation of the Business and Acquired Assets or otherwise in connection with the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, excluding in each case such books, records and materials that primarily relate to the Excluded Liabilities or the Retained Business;

(xii)        all of Sellers’ rights, claims, counterclaims, cross claims, credits, causes of action, rights of set-off against third parties, rebates or refunds to the extent arising from Acquired Assets, the Business or the Assumed Liabilities, including, but not limited to, unliquidated rights under manufacturers’ and vendors’ warranties;

(xiii)        the leasehold interests of Sellers as listed in Section 11 of the Asset Schedule (the “Assigned Leases”), including the leasehold interests of Sellers in the real property listed in Section 11(a) of the Asset Schedule (the “Assigned Real Property Lease”);

(xiv)        the Milford Property;

(xv)         the Owned Condominium;

(xvi)        all rights of any Seller under non-disclosure or confidentiality, non-compete, non-solicitation agreements, assignment agreements or similar agreements with former employees, employees and agents of any Seller or with third parties to the extent relating to the Business or the Acquired Assets (or any portion thereof), to the extent transfer or assignment is permitted pursuant to the terms of such agreements and as allowed by applicable Law;

(xvii)        The goodwill appurtenant to the aforementioned Acquired Assets; and

(xviii)      except to the extent such assets are Excluded Assets, all other assets of Sellers used exclusively in, or related primarily to, the Business, including the assets listed in Section 12 of the Asset Schedule.

(b)                   Sellers will retain and not transfer to Purchaser any asset that is not an Acquired Asset (the “Excluded Assets”).  Without in any way limiting the generality of the foregoing, the Excluded Assets shall include the following:

(i)            all rights of Sellers under this Agreement and the other Operative Documents;

(ii)           except as provided in Section 2.1(a)(xi), all records prepared by Sellers in connection with the Acquisition;

(iii)          all cash on hand and cash equivalents of Sellers;

(iv)          all Accounts Receivable outstanding on the Closing Date, including all amounts in the Accounts Receivable sub-ledger of Sellers for accounts 11110, 11120, 11122 and 11130 as maintained by Sellers;

(v)           all rights, claims, counterclaims, cross claims, credits, causes of action, rights of set-off arising from the Excluded Liabilities (including Tax refunds and credits relating to Pre-Closing Period Taxes);

(vi)          all other furniture, fixtures, machinery and equipment other than the Fixed Assets;

(vii)         all Excluded Contracts and any rights of Sellers under such Excluded Contracts;

(viii)        all assets and other rights sold or otherwise disposed of not in violation of any provisions of this Agreement during the period from the date hereof until the Closing;

(ix)           all Intellectual Property Rights that are not Transferred Intellectual Property Rights or Transferred Unregistered IPR;

(x)            the Infrastructure Technology except to the extent specifically listed as an Acquired Asset;

(xi)           personnel and payroll files related to any current or former Business Employee, unless the transfer of such file has been authorized in writing by any individual Transitioning Employee;

(xii)          all assets listed on Schedule 2.1(b)(xii);

(xiii)         all assets of Sellers not used exclusively or primarily in the Business unless specifically listed as an Acquired Asset; and

(xiv)        all interests of Sellers in real property and any leasehold interests in real property of Sellers, other than the Assigned Real Property Lease, the Milford Property and the Owned Condominium.

(c)                 It is understood that the Transferred Unregistered IPR is transferred “as is” and, notwithstanding anything to the contrary set forth herein, Sellers make no representation or warranty that such Transferred Unregistered IPR is valid or enforceable.

2.2           Assumption of Certain Liabilities; Excluded Liabilities.

(a)           On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall assume, effective as of the Closing, only the Liabilities of Sellers described on the Assumed Liabilities Schedule (the “Assumed Liabilities”):

(b)           Notwithstanding the foregoing, Purchaser shall not assume, succeed to, or be liable for, nor shall the Acquired Assets be subject to, and the Sellers shall retain, any Excluded Liabilities.  For purposes of this Agreement, the “Excluded Liabilities” shall include the Liabilities set forth on the Excluded Liabilities Schedule and all other Liabilities of Sellers that are not Assumed Liabilities:

(c)           Sellers agree to pay, perform and discharge prior to the Closing, all Liens in respect of the Acquired Assets except for Permitted Liens.

2.3           Contract Consents ..

(a)           Consents.  Sellers shall use reasonable commercial efforts (without the expenditure, in the aggregate, of significant personnel resources or any out-of-pocket payments to third parties to obtain third-party consents) to obtain consent to assignment of the Contracts set forth on Section 2.3(a) of the Disclosure Letter (the “Business Contracts”) necessary to transfer to Purchaser at the Closing those Contracts that would be Transferred Contracts were such consent to be obtained.  Purchaser shall cooperate with Sellers as reasonably required (without the expenditure, in the aggregate, of significant personnel resources or any out-of-pocket payments to third parties to obtain third-party consents) to obtains such consents.

(b)           Requirement to Close; Representations and Warranties.  The failure by Sellers to assign at Closing any Business Contract or relevant portion thereof because a consent necessary to effect such assignment has not been obtained shall not (i) except to the extent such failure would result in the failure of Sellers to satisfy the conditions set forth in Section 9.3 of this Agreement, relieve any of the parties hereto from its respective obligations to consummate the transactions contemplated by this Agreement or (ii) be deemed to be a breach of any representation or warranty of Sellers hereunder.

2.4           Acquisition Consideration.

(a)           The aggregate consideration for the purchase and sale of the Acquired Assets shall be (i) subject to Section 2.5, Section 8.22(a) and Section 10.3 below, eighteen million dollars ($18,000,000) (the “Purchase Price”), and (ii) the assumption of the Assumed Liabilities (together with the Purchase Price, the “Total Consideration”)

(b)           Fifteen million five hundred thousand dollars ($15,500,000) (the “Closing Purchase Price”) less the Total Escrow Amount and less the Second Closing Escrow Amount shall be paid in cash or immediately available funds to Parent on the Closing Date by electronic wire transfer to an account or accounts of Parent designated by Sellers at least three (3) days prior to the Closing Date.  On December 26, 2009, two million five hundred thousand dollars ($2,500,000) of the Purchase Price, which is the Supplemental Seller-Retained Contra AR, will be paid to Parent in the manner and according to the terms set forth in Section 8.22(a).

2.5           Net Asset Value Adjustment.

(a)           No later than twenty (20) days after the Closing Date, Parent shall cause to be prepared and delivered to Purchaser the Closing Statement (as defined below) and a certificate based on such Closing Statement setting forth Parent’s calculation of the Net Asset Value (as defined below).  The closing statement (the “Closing Statement”) shall present the Net Asset Value as of the close of business on the Closing Date (“Closing Net Asset Value”).  “Net Asset Value” means the sum of the following:

(i)            the amount of Altec Inventory, minus

(ii)           the amount of the Inventory Reserves, minus

(iii)          the amount of Contra Accounts Receivable, plus

(iv)          the amount of Fixed Assets, minus

(v)           the amount of Accrued Warranty, minus

(vi)          the amount of Makers Claims.

in each case as determined in accordance with GAAP consistently applied with the same degree of conservatism applied by Parent in the preparation of its Audio Entertainment Group segment financial statements (the “Agreed Principles”).

(b)           If Purchaser disagrees with Parent’s calculation of the Closing Net Asset Value delivered pursuant to Section 2.5(a), Purchaser may, within thirty-five (35) days after delivery of the Closing Statement, deliver a notice to Parent disagreeing with such calculation and setting forth Purchaser’s calculation of such amount.  Any such notice of disagreement shall specify those items or amounts as to which Purchaser disagrees, and Purchaser shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the calculation of Net Asset Value delivered pursuant to Section 2.5(a).  If Purchaser does not deliver a notice of disagreement within the thirty-day period specified in the first sentence of this Section 2.5(b), then Purchaser shall be deemed to have agreed to the Closing Statement.

(c)           If a notice of disagreement shall be duly delivered pursuant to Section 2.5(b), Purchaser and Parent shall, during the fourteen (14) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Net Asset Value, which amount shall not be more than the amount thereof shown in Parent’s calculation delivered pursuant to Section 2.5(a) nor less than the amount thereof shown in Purchaser’s calculation delivered pursuant to Section 2.5(b).  If the parties so resolve all disputes, the computation of Closing Net Asset Value, as amended to the extent necessary to reflect the resolution of the dispute, shall be conclusive and binding on the parties.  If during such period, Purchaser and Parent are unable to reach an agreement, they shall promptly thereafter cause the Independent Accountant to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Net Asset Value (it being understood that in making such calculation, the Independent Accountant shall be functioning as an expert and not as an arbitrator). Promptly upon referral of the dispute to the Independent Accountant, (i) Parent shall submit the Closing Statement and its calculation of the Net Asset Value and Purchaser shall submit its calculation of the Net Asset Value and its notice of disagreement, in both cases together with all supporting documentation and work papers, (ii) each party shall reasonably cooperate with the Independent Accountant and promptly respond to any requests for additional information or documents, (iii) each party shall execute the Independent Accountant’s standard form of engagement letter, (iv) each party will be afforded the opportunity to present to the Independent Accountant any material relating to the determination of the matters in dispute and to discuss such determination with the Independent Accountant; and (v) the Independent Accountant shall consider only those items or amounts in the Closing Statement and Purchaser’s calculation of Closing Net Asset Value as to which Parent and Purchaser have disagreed.  The Independent Accountant shall deliver to Purchaser and Parent, as promptly as practicable (but in any case no later than thirty days from the date of engagement of the Independent Accountant), a report setting forth such calculation, which amount shall not be more than the amount thereof shown in Parent’s calculation delivered pursuant to Section 2.5(a) nor less than the amount thereof shown in Purchaser’s calculation delivered pursuant to Section 2.5(b). Such report shall be conclusive and binding on the parties.  The fees, costs and expenses of the Independent Accountant’s review and report shall be allocated to and borne by Purchaser and Parent based on the inverse of the percentage that the Independent Accountant’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accountant.  For example, should the items in dispute total in amount to $1,000 and the Independent Accountant awards $600 in favor of Parent’s position, 60% of the costs of its review would be borne by Purchaser and 40% of the costs would be borne by Sellers.

(d)           Purchaser and Parent shall, and shall cause their respective representatives to, cooperate and assist in the calculation of Closing Net Asset Value and in the conduct of the review referred to in this Section 2.5, including the making available to the extent reasonably necessary of books, records, work papers and personnel.

(e)           If Target Net Asset Value exceeds Final Net Asset Value (as defined below), Parent shall pay to Purchaser, in the manner and with interest as provided in Section 2.5(f), the amount of such excess (the “Asset Shortfall”) as an adjustment to the Purchase Price.  If Final Net Asset Value exceeds Target Net Asset Value, Purchaser shall pay to Parent in the manner and with interest as provided in Section 2.5(f), the amount of such excess (the “Excess Assets”) as an adjustment to the Purchase Price and shall direct the Escrow Agent to release $1,000,000 of the Total Escrow Amount from the Escrow Fund to Parent in accordance with Section 10.3 hereof and the Escrow Agreement.  “Final Net Asset Value” means Closing Net Asset Value (i) as shown in Parent’s calculation delivered pursuant to Section 2.5(a) if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.5(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Purchaser and Parent pursuant to Section 2.5(c) or (B) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 2.5(c); provided, that in no event shall Final Net Asset Value be more than Parent’s calculation of Closing Net Asset Value delivered pursuant to Section 2.5(a) or less than Purchaser’s calculation of Closing Net Asset Value delivered pursuant to Section 2.5(b).

(f)           Any payment pursuant to Section 2.5(e) shall be made at a mutually convenient time and place within three (3) Business Days after Final Net Asset Value has been determined by wire transfer by Purchaser or Parent, as the case may be, of immediately available funds to the account of such other party as may be designated in writing by such other party.  The amount of any payment to be made pursuant to Section 2.5(e) shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the rate of interest published by The Wall Street Journal, Eastern Edition, from time to time as the “prime rate” at the large U.S. money center banks during the period from the Closing Date to the date of payment.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

2.6           Allocation of Consideration.  Sellers and Purchaser recognize their mutual obligations pursuant to Section 1060 of the Code to timely file IRS Form 8594 with their respective federal income Tax Returns.  Within sixty (60) days after Closing, Purchaser shall submit to Sellers in writing a proposed allocation of the Total Consideration (and the assumed liabilities, to the extent properly taken into account) among the Acquired Assets consistent with the provisions of Section 1060 of the Code and the Treasury Regulations thereunder and this Section 2.6 for Sellers’ review and comment.  If Sellers and Purchaser agree on a final allocation, it shall be conclusive and binding upon Purchaser and Sellers for all purposes, including Transfer Taxes, and the parties agree that all Tax Returns and all financial statements shall be prepared in a manner consistent with such allocation, and neither Sellers nor Purchaser shall take a Tax position that is inconsistent with such allocation, unless required by the IRS or any other applicable taxing authority.  Any subsequent adjustments to the Total Consideration shall be reflected in a revised allocation consistent with Section 1060 of the Code and the Treasury Regulations thereunder.

2.7           Transfer Taxes.  All Transfer Taxes and any other real property closing costs imposed or levied in connection with or attributable to this Agreement and the transactions contemplated hereby shall be borne solely by Purchaser.  To the extent Sellers are responsible for the preparation and filing of any Transfer Tax Return, Sellers shall prepare and provide Purchaser such Transfer Tax Return no later than ten (10) Business Days prior to the due date of such Tax Return and Purchaser shall remit to Sellers within five Business Days thereof the amount of the Transfer Taxes shown to be due on such Tax Return, provided, that, if Purchaser disagrees with the amount of the Transfer Tax shown to be due, Purchaser and Sellers shall cooperate in determining the correct amount of Transfer Taxes actually due and owing.  The parties shall cooperate with each other to the extent reasonably requested and legally permitted to minimize any Transfer Taxes.  To the extent that a withholding obligation with respect to Transfer Taxes is imposed in connection with the transactions contemplated by this Agreement, such Transfer Taxes shall be borne solely by Purchaser and shall not reduce the Purchase Price.

2.8           Purchase of Acquired Assets as Among Purchaser and Other Purchasers.  Notwithstanding any other provision of this Agreement, the parties hereto acknowledge and agree that each Other Purchaser will be purchasing and assuming at the Closing only those Acquired Assets and Assumed Liabilities identified as being purchased and assumed by such Other Purchaser identified on Schedule 2.8 which shall be delivered by Purchaser to Sellers prior to the Closing (which will contain the name and address of each Other Purchaser), and all other Acquired Assets and Assumed Liabilities not so identified will be purchased and assumed at the Closing by Purchaser, without prejudice to Purchaser’s obligations to Sellers hereunder.

ARTICLE III

IP LICENSES

3.1           Patent Licenses.

(a)           Licensed Patents.  Effective as of the Closing, Sellers hereby grant to Purchaser under Sellers’ rights in the Licensed Patents, a world-wide, royalty-free, fully paid-up, perpetual, irrevocable, non-terminable, non-exclusive, non-sublicensable, non-transferable (except as provided below) right and license, to make, have made, use Sellers’ products in the Business Licensed Field and otherwise practice the subject matter of the Licensed Patents in the Business Licensed Field.

(b)           Transferred Patents.  Effective as of the Closing, Purchaser hereby grants to Sellers, under Purchaser’s rights in the Transferred Patents, and Sellers shall retain, a world-wide, royalty-free, fully paid-up, perpetual, irrevocable, non-terminable, non-exclusive, non-sublicensable, non-transferable (except as provided below) right and license in to make, have made, use Sellers’ products in Sellers’ Licensed Field, and otherwise practice the subject matter of the Transferred Patents in the Sellers’ Licensed Field.

(c)           No party hereto shall exercise any rights, including the make and have made rights granted to it under Section 3.1(a) or Section 3.1(b) in a manner that is intended to or would have the effect of sublicensing the rights licensed to it hereunder to any third Person.

(d)           Further Assurances Regarding Licensed Patents.  If it is determined within 180 days of the Closing that a Patent owned by a Seller as of the Closing would, absent a license, be infringed by the conduct of the Business as of the Closing or the making, using, selling, offering for sale, or importing of any currently shipping Altec Product as of the Closing, then such Patent shall be added to Section 3 of the Asset Schedule as a Licensed Patent.

3.2           IPR Licenses.

(a)           Effective as of the Closing, Sellers hereby grant to Purchaser under Sellers’ rights in the Licensed IPR (other than Licensed Patents and Backbeat Marks), a world-wide, royalty-free, fully paid-up, perpetual, irrevocable, non-terminable, non-exclusive, transferable and sublicensable right and license to use the Acquired Assets for any and all purposes in the Business Licensed Field including to (i) make, have made, use, sell, offer to sell, import, distribute, copy, publish, publicly perform and display, prepare derivative works from and otherwise exploit (x) any Altec Product and the Acquired Assets and to provide any service or product currently provided by the Business and (y) any product or service that is derived from the Altec Products or the Business by Purchaser in the continuation of the Business in the future, and (ii) otherwise to operate and continue the Business.

(b)           Effective as of the Closing, Purchaser hereby grants to Sellers under Purchaser’s rights in the Transferred Unregistered IPR, and Sellers shall retain, with respect to the Transferred Unregistered IPR, a world-wide, royalty-free, fully paid-up, perpetual, irrevocable, non-terminable, non-exclusive, transferable and sublicensable right and license to use the Transferred Unregistered IPR for any and all purposes, except as may be limited by Section 8.17 to (i) make, have made, use, sell, offer to sell, import, distribute, copy, publish, publicly perform and display, prepare derivative works from and otherwise exploit (x) any Seller product or asset and to provide any service or product currently provided by the Sellers’ business and (y) any product or service that is derived from such product or the Sellers’ business by Sellers in the continuation of their business in the future, and (ii) otherwise to operate and continue their business.

3.3           Sellers Licensed Marks.

(a)           Subject to Section 3.3(b) below, Sellers hereby grant to Purchaser, effective as of the Closing Date, for a term of three (3) years from such date, a non-exclusive, paid up, royalty free, non-sublicensable, non-transferable (except as provided below) license under Sellers’ rights in the Backbeat Marks to use such Marks, on, with, and in connection with the marketing, offering, sale and promotion of, the Altec Products in substantially the same manner and in the same territories as such Backbeat Marks are used by Sellers as of the Closing Date.

(b)           Purchaser shall maintain the quality of the products with which such Backbeat Marks are used at least at the same level maintained by Sellers prior to the Closing.  Without limiting the foregoing, Purchaser shall not use the Backbeat Marks in a manner that detracts from the goodwill associated with such trademarks or in a manner contrary to the reasonable instructions and policies of Sellers.  Sellers shall have the right, upon reasonable notice to audit Purchaser’s use of the Backbeat Marks and the quality of the Sellers’ products bearing such marks.  All goodwill associated with the use of such Backbeat Marks shall inure to the sole benefit of Sellers.  Purchaser shall fully indemnify, defend and hold harmless Sellers and their affiliates against any and all claims, damages, losses and liabilities, as incurred, resulting from Purchaser’s sale of products bearing the Backbeat Marks.

3.4           Existing Product and Ingredient Brand Purchaser Licensed Marks.

(a)           Subject to Section 3.4(b), Purchaser hereby grants to Sellers, and Sellers shall retain, effective as of the Closing Date, under Purchaser’s rights in the Licensed-Back Marks:

(i)           for a term of two (2) years from the Closing Date, a non-exclusive, paid up, royalty free, non-sublicensable, non-transferable license to use the Licensed-Back Marks with, on, and in connection with the marketing, offering, sale and promotion of, those products of Sellers that are offered for sale by Sellers as of the Closing Date; and

(ii)          a perpetual, non-exclusive, paid up, royalty free, non-sublicensable, non-transferable (except as provided below) license to use the Licensed-Back Marks with, on, and in connection with the marketing, offering, sale and promotion of, Sellers’ Music First Products, provided that (x) such product and promotional materials also include a trademark or brand owned by Sellers (a “Seller Mark”), (y) such Seller Mark is give equal or greater prominence on such Sellers’ Music First Product or promotional materials as the Licensed-Back Marks, and (z) such product and material note that the Licensed-Back Marks are owned by Purchaser.

(b)           Sellers shall maintain the quality of the products with which such Licensed-Back Marks are used at least at the same level maintained by Sellers prior to the Closing.  Without limiting the foregoing, Sellers shall not use the Licensed-Back Marks in a manner that detracts from the goodwill associated with such trademarks or in a manner contrary to the reasonable instructions and policies of Purchaser.  Purchaser shall have the right, upon reasonable notice, to audit Sellers’ use of the Licensed-Back Marks and the quality of Sellers’ products bearing such marks.  All goodwill associated with the use of such Licensed-Back Marks shall inure to the sole benefit of Purchaser.  Sellers shall fully indemnify, defend and hold harmless Purchaser and its affiliates against any and all claims, damages, losses and liabilities, as incurred, resulting from Sellers’ sale of products bearing the Licensed-Back Marks.

3.5           Transferability.  To the extent that the licenses granted in this Article III are stated to be non-transferable, the rights granted thereunder shall not be transferable by the licensee except (i) in connection with the Change in Control of the licensee, or (ii) the sale of all, or substantially all, of the assets of the licensee to which the license relates, subject, in the case of Purchaser, to Section 8.11(b) hereof.

ARTICLE IV

THE CLOSING

4.1           Closing Date.  The closing of the sale and transfer of the Acquired Assets (hereinafter called the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304 at 10:00 a.m. local time on the later to occur of (a) October 26, 2009 and (b) the second Business Day immediately following the satisfaction or waiver of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at Closing, but subject to satisfaction or waiver of such conditions), or at such other time, date and place as shall be fixed by agreement of Sellers and Purchaser (such date of the Closing being herein referred to as the “Closing Date”).

4.2           Transactions To Be Effected at the Closing.  At the Closing:

(a)           Sellers shall (i) deliver to Purchaser each document, certificate and agreement contemplated by Section 9.3 hereof (ii) deliver to Purchaser such appropriately executed deeds, bills of sale, documents, certificates, consents, assignments and other instruments of transfer relating to the Acquired Assets in form reasonably satisfactory to Purchaser as shall be necessary to transfer to and vest in Purchaser all of Sellers’ right, title and interest in, to and under all of the Acquired Assets, free and clear of any and all Liens (other than Permitted Liens), together with any necessary transfer declarations or other filings (and in recordable form if reasonably required by Purchaser), (iii) use commercially reasonable efforts to deliver such other documents as Purchaser may reasonably request to demonstrate satisfaction of the conditions and compliance with the agreements set forth in this Agreement, and (iv) take such steps as may be required to place Purchaser in actual possession and operating control of the Acquired Assets;

(b)           Purchaser shall (i) deliver to Sellers each document, certificate and agreement contemplated by Section 9.2 hereof, (ii) deliver to Sellers payment of the Closing Purchase Price in the manner provided in Section 2.4(a) less the Total Escrow Amount and the Second Closing Escrow Amount and (iii) use commercially reasonable efforts to deliver such other documents as Sellers may reasonably request to demonstrate satisfaction of the conditions and compliance with the agreements set forth in this Agreement; and

(c)           The parties hereto shall execute and deliver to each other such other documents, agreements, certificates and instruments required to be delivered on or prior to the Closing Date pursuant to the terms of this Agreement.

4.3           Taking of Necessary Action; Further Action.  If, at any time after the Closing Date, subject to Section 2.3 hereof, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Purchaser with full right, title and possession to the Acquired Assets, Sellers shall take all such lawful and reasonably necessary and/or desirable action consistent with this Agreement, provided, that such actions shall be at no additional cost to Sellers.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLERS

Subject to the disclosures and exceptions set forth in the disclosure letter delivered by Sellers to Purchaser simultaneously with the execution and delivery of this Agreement (the “Disclosure Letter”), each section of which Disclosure Letter qualifies the correspondingly numbered section of the representation and warranty contained in this Article V (it being understood and hereby agreed that any disclosure in the Disclosure Letter relating to one section or subsection shall also apply to any other sections and subsections if and to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also relates to such other sections or subsections), Sellers represent and warrant to Purchaser, as follows:

5.1           Organization, Standing and Power.  Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Trading is a wholly-owned foreign enterprise duly incorporated, validly existing and in good standing (to the extent such concept is recognized) under the laws of People’s Republic of China.  BV is a private limited liability company duly organized, validly existing and in good standing (to the extent such concept is recognized) under the laws of the Netherlands.  Each Seller has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  Each Seller is duly qualified to do business and is in good standing (to the extent such concepts are recognized) in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, other than such failure that individually or in the aggregate would not be material to the operation of the Business.  Each Seller has delivered or made available to Purchaser true, complete and correct copies of its Certificate of Incorporation and Bylaws or comparable organizational documents as in effect on the date hereof.  Other than Trading and BV, which are direct or indirect wholly-owned Subsidiaries of Parent, as of the Closing, no Subsidiary will own any of the Acquired Assets.

5.2           Authority, Conflicts, Consents.

(a)           Each Seller has all requisite power and authority to execute and deliver this Agreement and the other Operative Documents and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the other Operative Documents, the performance by each Seller that is a party thereto of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized and approved by all necessary corporate action (or similar action) on the part of each such Seller.  This Agreement and each of the other Operative Documents has been, or will have been at the Closing, duly executed and delivered by each Seller that is a party thereto and constitutes, or will constitute as of the Closing, the legal, valid and binding obligations of each such Seller, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar federal or state laws affecting the rights of creditors.

(b)           None of the execution and delivery by Sellers of this Agreement and the other Operative Documents, the performance by each Seller of its obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby will conflict with, or result in any violation or breach of, or conflict with or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit, or give rise to any obligation of any Seller to make any payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or assets of Sellers (any such event, a “Conflict”) under, (i) any provision of the certificate of incorporation or bylaws or equivalent organizational documents of any Seller, or (ii) any material Transferred Contract, Permit, concession, franchise, Order or Law applicable to the Acquired Assets or the Business, the Licensed Patents or the Licensed IPR (other than Licensed Patents and Backbeat Marks).

(c)           No consent, waiver, approval, Order, Permit or authorization of, or registration, declaration or filing with, or notification to any Person or Governmental Entity is required by or with respect to any Seller in connection with (i) the execution and delivery of this Agreement or the other Operative Documents, the performance by each Seller of its obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby or (ii) the continuing validity and effectiveness following the Closing of any Seller Authorization.

5.3           Changes.  Except as set forth in Section 5.3 of the Disclosure Letter, and except for actions taken by Sellers with the written consent of Purchaser pursuant to Section 7.1, since June 27, 2009, (a) Sellers have conducted the Business only in the Ordinary Course of Business, and (b) there has not been, occurred or arisen any circumstance or event or action taken by any Seller with respect to the Business and the Acquired Assets which would be prohibited if it were to exist or occur or be taken during the period covered by Section 7.1 of this Agreement.

5.4           Tax Matters.

(a)           Definition of Taxes.  For the purposes of this Agreement, “Tax” or, collectively, “Taxes,” means (i) any and all federal, state, local and foreign taxes, and similar assessments and governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

(b)           To the extent relevant to the Business and the Acquired Assets, Sellers have duly and timely filed within the time period for filing or any extension granted with respect thereto all material Tax Returns which are required to be filed, paid all Taxes due and payable and complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes.  There are no pending (or to Sellers’ knowledge, threatened) audits, examinations, assessments, asserted deficiencies or written claims for Taxes or actions or proceedings with respect to Taxes or Tax Returns of any Seller.  No Seller is currently the beneficiary of any extension of time within which to file a Tax Return, and no Seller has waived any statute of limitations with respect to the assessment or collection of any Taxes.  There are no Liens, other than Permitted Liens, on the Acquired Assets attributable to Taxes.  To the extent required under applicable Law, all of the Acquired Assets have been properly listed and described on the property tax rolls for all periods prior to and including the Closing Date, and no portion of the Acquired Assets constitutes omitted property for property tax purposes.  None of the Acquired Assets is tax-exempt use property within the meaning of Section 168(h) of the Code.  No Seller is a foreign person within the meaning of Code section 1445 and the Treasury Regulations thereunder.

5.5           Restrictions on Business Activities.  There is no Contract or Order relating to the Business to which any Seller or any of its Affiliates is party (or, to the knowledge of Sellers, any threatened Order) which could reasonably be expected to have the effect of prohibiting, restricting or impairing in any material respect the use of any Acquired Assets or the scope, geographic location or conduct of the Business or any other activities of Purchaser after the Closing or the solicitation or hiring of any person for employment in the Business (excluding any such restriction on the solicitation or hiring applicable to Sellers but not Purchaser).

5.6           Title to Properties; Absence of Liens and Encumbrances; Condition of Property.

(a)           Sellers own and have, and at the Closing Purchaser will acquire, good and valid title (to the extent such concept is applicable) to, or, in the case of leased assets, valid leasehold interests in, all of the Acquired Assets free and clear of any Liens other than Permitted Liens.

(b)           The tangible assets in the Acquired Assets necessary for the operation of the Business as currently conducted are in operating condition and have been maintained in accordance with reasonable commercial practices in all material respects.  The Acquired Assets do not include any equity interest in any Person.

(c)           Section 5.6(c) of the Disclosure Letter sets forth all leases of personal property (“Personal Property Leases”) involving annual payments in excess of $25,000 relating to personal property that is an Acquired Asset.  All of the items of personal property under the Personal Property Leases are in good operating condition (ordinary wear and tear excepted), and such property is in all material respects in the condition required of such property by the terms of the lease applicable thereto during the term of the lease.  Sellers have delivered to Purchaser true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

(d)           Each Seller has a valid, binding and enforceable leasehold interest under each of the Personal Property Leases under which it is a lessee.  Each of the Personal Property Leases is in full force and effect and no Seller has received or given any notice of any default under any of the Personal Property Leases and, to the knowledge of Sellers, no other party is in default thereof, and no party to the Personal Property Leases has exercised any termination rights with respect thereto.

5.7           Intellectual Property.

(a)           The Transferred Intellectual Property Rights and the Transferred Unregistered IPR are owned by Sellers and will be assigned to Purchaser free and clear of all material Liens, other than Permitted Liens in accordance with the terms hereof; and Sellers have sufficient rights in the Licensed Patents, the Licensed IPR and the Backbeat Marks to grant the licenses granted herein in accordance with the terms hereof.

(b)           Section 5.7(b) of the Disclosure Letter sets forth a true and correct list of all Transferred Intellectual Property Rights that are Registered IPR (such Registered IPR, the “Transferred Registered IPR”), the jurisdiction in which such Registered IPR is registered or filed, and the applicable application or registration number.  Sellers have provided Purchaser with access  to such in information as Sellers have regarding the actions that need to be taken with respect to the registration, renewal or maintenance of the Transferred Registered IPR in the 120 days following the date hereof.

(c)           Section 5.7(c) of the Disclosure Letter sets forth the filings and other steps necessary to transfer ownership of the Transferred Registered IPR to Purchaser.

(d)           To the knowledge of Sellers, the conduct of the Business during a twelve (12) month period preceding the Closing Date, including the making, using, selling, offering for sale, or importing of the currently shipping Altec Products, did not infringe any Intellectual Property Rights or misappropriate any Trade Secrets of any third Person in a manner that would have a Material Adverse Effect.  There is no pending, or to the knowledge of Sellers threatened, assertion or claim and there has been no such assertion or claim in the last twelve (12) months asserting that any Seller’s use or exploitation of any Transferred Technology or the conduct of the Business infringes upon, misappropriates, violates or conflicts in any way with the Intellectual Property Rights of any third Person.

(e)           To the knowledge of Sellers, there is no unauthorized use, infringement or misappropriation of any Transferred IPR or the Transferred Unregistered IPR, including by any employee or former employee of the Business that has had or is reasonably likely to have a Material Adverse Effect.

(f)            Section 5.7(f) of the Disclosure Letter sets forth a true and correct list of all Contracts pursuant to which a third Person has licensed to a Seller any Intellectual Property Right or Technology that is material to the development of the currently shipping Altec Products, or is otherwise material to the Business (“Inbound IP Contracts”), other than (i) inbound “shrink-wrap” and similar commercial licenses, (ii) Contracts for commercially available Intellectual Property Rights or Technology for which a Seller has paid, or is obligated to pay, a third Person less than $100,000, and (iii) Contracts with respect to the Infrastructure Technology that is an Excluded Asset.

(g)           Section 5.7(g) of the Disclosure Letter sets forth a true and correct list of all Contracts pursuant to which a third Person has obtained a license to any material Transferred Intellectual Property Rights (“Outbound IP Contracts”), other than (i) Customer Contracts, (ii) non-exclusive “end-user” agreements and licenses, (iii) licenses granted by a Seller to manufacturers, third party service or maintenance providers, or suppliers of Altec Products or components therefore, (iv) product distribution, resale or licensing agreements entered into in the Ordinary Course of Business, (v) other non-exclusive licenses granted by a Seller in the Ordinary Course of Business, and (vi) other Contracts pursuant to which a Seller has licensed Intellectual Property Rights that are not material to the Altec Products or the Business.

(h)           Sellers have taken steps that are reasonably required to protect the confidential information and trade secrets of Sellers with respect to the Business and any Seller’s rights therein and to protect the confidential information and trade secrets provided by any other person to Sellers.  Sellers have a policy requiring all employees and consultants engaged in the creation or development of Technology for the Business to execute an industry-standard confidentiality and invention assignment agreement (and example of which has been provided to Purchaser) and has used reasonable commercial efforts to implement such policy.

(i)            There is no pending or, to the knowledge of Sellers, threatened assertion or claim, and there has been no such assertion or claim in the last 12 months, challenging the validity or enforceability of, or contesting any Seller’s rights with respect to, any of the material Transferred IPR.

(j)            Section 13 of the Asset Schedule contains a true and correct list of all Altec Products currently sold or offered for sale as of the date hereof; and (ii) all products of the Business to the extent developed for release within six months of the date hereof but which have not been sold or offered for sale prior to the date hereof.

(k)           To the knowledge of Sellers, no Transitioning Employee or independent contractor of any Seller related to the Business is: (i) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Business; or (B) in breach of any Contract with any former employer or other Person concerning the Transferred Intellectual Property Rights or confidentiality as a result of his or her employment or activities with such Seller relating to the Business.

(l)            No Transferred Intellectual Property Rights have been adjudged invalid or unenforceable, and no Seller has knowledge of any facts or circumstances (including for example with respect to inequitable conduct or misuse)  that such Seller reasonably believes would cause any of such Transferred Intellectual Property Rights to be invalid or unenforceable.  No claim by any third party contesting the ownership of any Transferred Intellectual Property Right, or the validity or enforceability of same, is currently outstanding or, to the knowledge of Sellers, is threatened.

(m)          No employee, officer, director, or shareholder of any Seller has any claim, right (whether or not currently exercisable) or interest to or in any Transferred Intellectual Property Right.

5.8           Agreements, Contracts and Commitments.

(a)           Section 5.8(a)(i) of the Disclosure Letter sets forth a list of all of the Transferred Contracts and Section 5.8(a)(ii) of the Disclosure Letter sets forth a list of all of the Shared Contracts, in each case, to which a Seller is a party as of the date hereof.  Taken together, the Transferred Contracts and the Shared Contracts constitute all of the Contracts to which a Seller is a party related to the Business.

(b)           Sellers have made available to Purchaser complete and correct copies of all written Transferred Contracts, together with all amendments thereto, and accurate descriptions of all material terms of all oral Transferred Contracts.

(c)           (x) each Transferred Contract is a legal, valid and binding obligation of each Seller that is a party thereto and, to the knowledge of Sellers, is a legal, valid and binding obligation of each of the other parties thereto (subject, in each case, to Laws of general application relating to bankruptcy, insolvency and the relief of debtors ad rules of Law governing specific performance, injunctive relief or other equitable remedies and to general principles of equity), and each Transferred Contract is in full force and effect, and (assuming receipt of any required consent) will continue in full force and effect following the Closing, in each case without any breach of any terms or conditions thereof or the forfeiture or impairment of any rights thereunder, (y) each Seller has performed all material obligations required to be performed by it under each Transferred Contract to which it is a party and is not (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder and (z) to the knowledge of Sellers, each other party to each Transferred Contract has performed all material obligations required to be performed by such party thereunder, and is not (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder. No party to any of the Transferred Contracts has given notice of any intent to exercise any termination rights with respect thereto and no party has given notice of any significant dispute with respect to any Transferred Contract.

5.9           Governmental Authorization.  Section 5.9 of the Disclosure Letter accurately lists the material Seller Authorizations, which Seller Authorizations are in full force and effect, and, to the knowledge of Sellers, constitute all Permits required to permit Sellers to operate or conduct the Business as currently conducted, except where the failure to have any Permit would not be material to Sellers’ ability to continue in operation of the Business.  Sellers currently have all Permits which are necessary for the operation of the Business as presently conducted, other than those the failure of which to possess is immaterial.  Except as would not be material to the operation of the Business, there is no Litigation pending or, to the knowledge of Sellers, threatened regarding, and no event has occurred that has resulted in or after notice or lapse of time or both would reasonably be expected to result in, revocation, suspension, adverse modification, non-renewal, impairment, restriction, termination or cancellation of, or order of forfeiture or substantial fine with respect to, any of such Seller Authorizations.  To Sellers’ knowledge, no Seller is in material default or material violation of any of such Seller Authorizations.  To Sellers’ knowledge, none of the Seller Authorizations will be impaired or adversely affected by the consummation of the transactions contemplated by this Agreement.

5.10         Litigation.  There is no material claim (including counterclaim), action, lawsuit, mediation, arbitration or similar dispute resolution proceeding, investigation, inquiry, review or other judicial, administrative or other proceeding, at law or in equity, by or before any Governmental Entity (“Litigation”) pending, or to Sellers’ knowledge, threatened, against, or with respect to, a Seller or any of their respective officers, directors or key employees (in their capacities as such), or to which a Seller is a party, related to or otherwise affecting the Acquired Assets or the Business.  The Business, the Acquired Assets and the Licensed IPR are not subject to any Order.

5.11         Employee Matters and Benefit Plans.

(a)           Section 5.11(a) of the Disclosure Letter contains, as of the date hereof (i) a complete and accurate list of all Business Employees showing for each Business Employee (including employees on leave of absence), the employee identification number, location, position held, salary or wages, and aggregate annual compensation for calendar year 2008, and if applicable, the type of leave of absence, as of September 30, 2009, (ii) a complete and accurate list of each Business Employee Benefit Plan (as defined below), and (iii) a complete and accurate list of each agreement or arrangement between a Seller and any Business Employees which provides for severance pay, retention payments (or any similar payment of consideration upon the completion of the transactions contemplated herein and/or upon termination of employment), whether written or unwritten, but excluding any agreement or arrangement required by any Governmental Entity or by any applicable Law to be provided, provided that the material terms of such agreements or arrangements are determined by such Governmental Entity or applicable Law (the “Seller Severance Arrangements”).  Sellers have provided or made available to Purchaser true and complete copies of all Business Employee Benefit Plans and Seller Severance Arrangements.  Sellers have provided or made available to Purchaser (i) true and complete copies of the terms and conditions of employment relating to all International Business Employees, subject to the Transfer Regulations, and (ii) details of all benefits, incentives (including share/share options) and bonus schemes in which the International Business Employees participate as of the date of this Agreement, except Legally Mandated Benefits.

(b)           “Business Employee Benefit Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, deferred compensation, retirement or pension, bonus awards, performance awards, retention or other change in control awards, incentive compensation, stock or stock-related awards, profit sharing, savings, health, life insurance, dental, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA and any plans that would be “employee benefit plans” within the meaning of Section 3(3) of ERISA if they were subject to ERISA (such as foreign plans and plans for directors) which, in each case, currently is or ever has been sponsored, maintained, entered into, contributed to, or required to be contributed to, by a Seller or Affiliate of a Seller for the benefit of any Business Employee or officer, employee, consultant or similar representative providing services with respect to the Business, or with respect to which a Seller or Affiliate of a Seller has or may have any current or future material liability or obligation but excluding any Seller Severance Agreement and, further excluding any benefit required by any Governmental Entity or by any applicable law to be provided, provided that the material terms of such agreement or arrangement are determined by such Governmental Entity or applicable Law (“Legally Mandated Benefits”).

(c)           With respect to any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, that is sponsored, maintained or contributed to, or has been sponsored, maintained or contributed to within six years prior to the date of this Agreement, by a Seller or any of its ERISA Affiliates, (i) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred, which withdrawal liability has not been satisfied, (ii) no liability to the Pension Benefit Guaranty Corporation has been incurred by any such entity, which liability has not been satisfied, (iii) no accumulated funding deficiency, whether or not waived, within the meaning of Section 302 of ERISA or Section 412 of the Code has been incurred, and (iv) no condition exists or event or transaction has occurred with respect to any such plan which could result in any Seller incurring any material liability, fine or penalty.

(d)           Neither any Seller nor any of their respective ERISA Affiliates contributes or has an obligation to contribute to, and has not within six years prior to the date of this Agreement contributed to or had an obligation to contribute to, or had any liability, with respect to (i) a multiemployer plan within the meaning of Section 3(37) of ERISA or (ii) any defined benefit plan within the meaning of Section 3(35) of ERISA that is subject to Title IV of ERISA or Section 412 of the Code or (iii) a “welfare benefit plan” within the meaning of Section 3(1) of ERISA that provides post-termination or retiree life insurance, health or other welfare benefits (other than as incidental benefits under any Business Employee Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code) to any Person, except as may be required by COBRA or any similar Law.

(e)           Sellers have not engaged (i) engaged in any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code with respect to any Business Employee Benefit Plan for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code or that would result in a civil penalty being imposed under subsections (i) or (l) of Section 502 of ERISA or (ii) failed to comply with the requirements of COBRA, which would, in either case, to the knowledge of Sellers, result in any Liability to Purchaser.

(f)           Each Seller has complied in all material respects with all of its obligations (in respect of which it would be expected to comply by any regulatory or other body to which it is subject) due to or in connection with the International Business Employees or any body representing the International Business Employees, including without limitation: (i) paying all material sums due to or in relation to the International Business Employees up to and including the Closing Date (whether arising under common law, statute, equity or otherwise), including all salaries, wages, employee bonus or commissions, expenses, national insurance and pension contributions and tax liability; and (ii) complying in all material respects with its obligations under the Transfer Regulations.

(g)           As of the Closing Date, each International Business Employee is lawfully employed and entitled to work for a Seller.

5.12         Labor Matters.

(a)           (i) No Seller has agreed to recognize any labor union, collective bargaining representative, works council, or other form of employee representative; (ii) no labor union, collective bargaining representative, works council, or other form of employee representative has been certified as the bargaining representative of any of the Business Employees; (iii) to the knowledge of Sellers, no union organizing campaign or representation petition is currently pending with respect to any of the Business Employees; and (iv) no Seller is a party to any Contract with any labor union, collective bargaining representative, works council, or other employee representative.  There is no pending or, to the knowledge of Sellers, threatened labor dispute, strike or work stoppage against a Seller, which may interfere with the Business.

(b)           Each Seller has complied in all material respects with applicable Laws and Orders with respect to employment (including applicable Laws regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, and collective bargaining) with respect to the Business Employees, except for such noncompliance as has not had and would not have, individually or in the aggregate, a Material Adverse Effect.

5.13         Compliance with Laws.  Each Seller has complied in all material respects with and is not in material violation of, and has not received any written notices of or been charged with any violation, with respect to, any Law or Order with respect to the conduct of the Business or the Business Employees or with respect to the ownership or operation of the Acquired Assets.  To Sellers’ knowledge, no Seller is under investigation with respect to the violation of any Laws with respect to the Acquired Assets or the Business and, to Sellers’ knowledge, there are no facts or circumstances which could form the basis for any such violation.  No Seller has violated in any material respect any Law concerning the export or re-export of any Altec Products or the prohibited boycott of any country as it relates to the Acquired Assets or the Business.

5.14         Sufficiency of Assets.  Other than the Excluded Assets, the Acquired Assets and the Intellectual Property Rights that are the subject of Sellers’ licenses to Purchaser in Article III constitute all of the assets owned or held for use by Sellers as of the Closing Date that are necessary to enable Purchaser, following the Closing, to continue to operate the Business in substantially the same manner as such Business was conducted by Sellers prior to the Closing Date taking into account the services to be provided to Purchaser pursuant to the Transition Services Agreement. Sellers are not entering into the transactions contemplated hereby with intent to hinder, delay or defraud either present or future creditors.  After the Closing, Sellers will not have unreasonably small capital for their business and for the debts they are likely to incur and shall be able to pay their debts and obligations as they become due.  Nothing in this Section 5.14 is intended to constitute a representation or warranty regarding non-infringement of any third party's Intellectual Property Rights or otherwise constitute a representation or warranty with respect to any matters addressed in Section 5.7 hereof.

5.15         Brokers.  Except for any obligation Sellers may have to Houlihan Lokey in connection with the transactions contemplated under this Agreement, which shall be paid by Sellers, no Seller or any Affiliates of a Seller have taken action, that would give rise to any claim by any Person for brokerage commissions, finder’s fees or similar payments by Purchaser or a Seller relating to this Agreement or the transactions contemplated hereby.

5.16         Financial Matters.  Section 5.16(a) of the Disclosure Letter sets forth the net revenue and the operating income from the Business, determined in a manner consistent with GAAP applied on a consistent basis throughout the periods involved, including, without limitation, from the sale of the Altec Products, for the twelve-month period ended March 28, 2009 and for the three-month period ended June 27, 2009 (collectively, the “Financial Statements”), which net revenue and operating income (loss) calculations have been derived in good faith by Sellers from Parent’s condensed consolidated statement of operations and comprehensive income (loss) for such period which has been prepared in accordance with GAAP (other than the absence of footnotes and similar presentations) and such calculations fairly present, in all material respects, the net revenue and operating income of the Business for the periods presented.  Net revenue and operating income from the Business for such period, if prepared on a stand-alone basis, would not differ materially and adversely from such net revenue and operating income set forth in Section 5.16 of the Disclosure Letter.  All books, records and accounts of Parent are accurate and complete and are maintained in all material respects in accordance with good business practice and all applicable Laws.  Parent maintains a system of internal accounting controls sufficient to provide reasonable assurances that:  (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with appropriate authorizations of management and the board of directors of Parent and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent.

5.17         Related Party Transactions.  No Seller has made any loan to, or entered into any other transaction outside of a general employment relationship with, any of the officers and employees of the Business.  There is no material agreement, contract, or transaction between the Business and any other business or division of any Seller or any Affiliate of any Seller (“Intercompany Agreements”).

5.18         Customers.  Section 5.18 of the Disclosure Letter sets forth the 10 largest customers of the Business by revenue for the fiscal year ended March 28, 2009 (the “Significant Customers”).  Sellers have not received written notification that any Significant Customer intends to terminate or materially adversely change its relationship with Sellers with respect to the Business and, to Sellers’ knowledge, there is no reason why any Significant Customer would not continue such business relationship with Purchaser after the Closing.

5.19         Suppliers.  Section 5.19 of the Disclosure Letter sets forth the material suppliers to the Business for the fiscal year ended March 28, 2009 (the “Significant Suppliers”).  Sellers have not received written notification that any Significant Supplier intends to terminate or adversely change its relationship with Sellers with respect to the Business and, to Sellers’ knowledge, there is no reason why any Significant Supplier would not continue such business relationship with Purchaser after the Closing.

5.20         Environmental Matters.

(a) The ownership, use and operation of the Acquired Assets and Business by Sellers, are and, to Sellers’ knowledge, will be on the Closing Date, in material compliance with applicable Environmental Laws and there are no outstanding failures to comply with Environmental Laws with respect to the ownership, use and operation of the Acquired Assets by prior owners and operators that are reasonably likely to result in material Environmental Liability to the Sellers, the Business or Purchaser and its Affiliates after the Closing Date; (b) Sellers have received all material Environmental Permits required to allow it to own and operate the Acquired Assets and the Business, such Environmental Permits are valid and in effect and Sellers are in material compliance with such Environmental Permits; (c) no Seller has received any written communication relating to any actual or potential violation of, or potential Environmental Liability under, Environmental Law relating to the Business or the Acquired Assets; (d) to Sellers’ knowledge, no Seller has ever disposed of, sent or arranged for the transportation of Hazardous Materials on or from the Assigned Real Property Lease, the Milford Property or the Owned Condominium to any other site, which, pursuant to CERCLA or any similar or analogous state law, has been placed or is proposed to be placed (by the United States Environmental Protection Agency (the “EPA”) or similar state authority) on the “National Priorities List” or any similar state list, as such lists are in effect as of the Closing Date and no Seller has been identified by the EPA or any similar state authority as a potentially responsible party under CERCLA or any similar or analogous state law with respect to the Business; (e) to Sellers’ knowledge, no Hazardous Material that was generated at the Assigned Real Property Lease, the Milford Property or the Owned Condominium or transported to or from the Assigned Real Property Lease, the Milford Property or the Owned Condominium by or on behalf of any Seller, has been found at any site (other than the Assigned Real Property Lease, the Milford Property or the Owned Condominium) with respect to which a Person has conducted or has ordered that any Seller conduct a remedial investigation, removal or other response action pursuant to any Environmental Law; (f) except as would not be reasonably likely to result in material Environmental Liability to the Sellers, the Business or Purchaser or its Affiliates after the Closing Date and except for Hazardous Materials or products containing Hazardous Materials held for use in the operation of the Business by Sellers and maintained in accordance with Environmental Laws, there are no Hazardous Materials, present, used or stored on, the Assigned Real Property Lease, the Milford Property or the Owned Condominium; (g) to Sellers’ knowledge, no Release or threatened Release of Hazardous Materials has occurred or is occurring and no condition exists at, on, upon, into or from the Assigned Real Property Lease, the Milford Property or the Owned Condominium for which Environmental Law requires notice to any Person, further investigation, or any response action; (h) to Sellers’ knowledge, there have been and are no Releases of Hazardous Materials at, on, upon, into or from any real property in the immediate vicinity (i.e. contiguous real property) of the Assigned Real Property Lease, the Milford Property or the Owned Condominium which could reasonably be expected to come to be located at, on, upon or under the Assigned Real Property Lease, the Milford Property or the Owned Condominium; and (i) Sellers have identified and made available to Purchaser all material environmental investigations, studies, audits, tests or similar environmental analyses conducted by or for or in the possession of, any Seller in relation to the Acquired Assets or the Business.

5.21         Real Property.

(a)           Section 5.21(a) of the Disclosure Letter lists all real property and interests in real property, including improvements thereon and easements appurtenant thereto, owned by any Seller that is used primarily in the operation of the Business (“Owned Real Property”).  There are no pending, or, to the knowledge of Sellers, threatened condemnation or eminent domain actions or proceedings, or any special assessments or other activities of any Governmental Entity or other public or quasi-public body that are reasonably likely to adversely affect the Owned Real Property.  Section 5.21(b) of the Disclosure Letter lists all real property and interests in real property currently leased, subleased or licensed by or from any Seller that is used primarily in the operation of the Business (the “Leased Real Property”).  Sellers have provided or otherwise made available to Purchaser true, correct and complete copies of all leases, lease guaranties, subleases, and other Contracts for the leasing, use or occupancy of, or otherwise granting a right in the Leased Real Property, including all amendments, terminations and modifications thereof (the “Leases”); and there are no other Leases for real property affecting the Leased Real Property.  All such Leases are valid and effective in accordance with their respective terms except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies.  There is not, under any of such Leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) by any Seller, nor to the knowledge of Sellers, by any other party thereto.  There are no other parties occupying, or with a right to occupy, the Leased Real Property other than Sellers.

(b)           There does not exist any actual or, to the knowledge of Sellers, threatened or contemplated condemnation or eminent domain proceedings that affect the Owned Real Property or the Leased Real Property or any part thereof, and Sellers have not received any notice, oral or written, of the intention of any Governmental Entity to take all or any part thereof.

(c)           Sellers have not received any written notice from any insurance company that has issued a policy with respect to the Owned Real Property or the Leased Real Property requiring performance of any structural or other material repairs or material alterations to such property.

5.22         Certain Payments.  Neither any Seller nor, to the knowledge of Sellers, any director, officer, employee, or other Person associated with or acting on behalf of any of them, has directly or indirectly, with regards to the Business, (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business for a Seller, (ii) to pay for favorable treatment for business secured by a Seller, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of a Seller, or (iv) in violation of any Law, or (b) established or maintained any fund or asset with respect to a Seller that has not been recorded in the books and records of a Seller.

5.23         Insurance.  Sellers have insurance policies in full force and effect in connection with the Business (a) for such amounts as are sufficient for all requirements of Law and all Contracts to which any Seller is a party or by which it is bound and (b) which are in such amounts, with such deductibles and against such risks and losses, as are reasonable for the business, assets and properties of Sellers.

5.24         No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V, Purchaser acknowledges that no Seller, the Affiliates of any Seller nor any other Person makes any other express or implied representation or warranty with respect to the Business, the Acquired Assets, the Transferred Intellectual Property Rights, the Assumed Liabilities or otherwise, including, without limitation, as to (a) the physical condition or usefulness for a particular purpose of the real or tangible personal property included in the Acquired Assets, (b) the use of the Acquired Assets and Business Intellectual Property Rights and the operation of the Business by Purchaser after the Closing in any manner other than as used and operated by Sellers, or (c) the probable success or profitability of the ownership, use or operation of the Business by Purchaser after the Closing.  Neither Sellers nor any other Person will have or be subject to any liability or indemnification obligation to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including the confidential memorandum or other material prepared by Houlihan Lokey related to the Business and any information, document, or material made available to Purchaser or its counsel in certain “data rooms” (electronic or otherwise) or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers, on behalf of itself, Purchaser BV (when formed) and Purchaser WOFE (when formed) as follows:

6.1           Organization, Standing and Power.

(a)           Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  Purchaser has the requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Purchaser is duly qualified to do business and is in good standing in the State of Delaware and each jurisdiction in which the nature of the business conducted by Purchaser or the ownership or leasing of its properties make such qualification necessary, other than such failures that individually or in the aggregate could be reasonably expected to prevent or materially delay or impair the ability of Purchaser to perform its obligations under this Agreement and the other Operative Documents.

(b)           When formed, Purchaser BV will be a private limited liability company duly organized, validly existing and in good standing (to the extent such concept is recognized) under the laws of the Netherlands and will have all requisite corporate power and authority necessary to own, lease and operate the properties it will purport to own, lease or operate and to carry on its business as it is currently contemplated to be conducted.

(c)           When formed, the Purchaser WOFE will be a wholly owned foreign enterprise duly organized, validly existing and in good standing (to the extent such concept is recognized) under the laws of the People’s Republic of China and will have all requisite corporate power and authority necessary to own, lease and operate the properties it will purport to own, lease or operate and to carry on its business as it is currently contemplated to be conducted.

6.2           Authority.

(a)           Purchaser has, and when formed, each of Purchaser BV and Purchaser WOFE will have, all requisite corporate power and authority to execute and deliver this Agreement and the other Operative Documents to which such entity is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the other Operative Documents, the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Purchaser.  Each of this Agreement and the other Operative Documents has been, or will have been at the Closing, duly executed and delivered by Purchaser, and, if applicable Purchaser BV or Purchaser WOFE, and constitutes, or will constitute as of the Closing, the valid and binding obligation of Purchaser, Purchaser BV or Purchaser WOFE, as applicable, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar federal or state laws affecting the rights of creditors.

(b)           The execution and delivery of this Agreement and the other Operative Documents does not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any provision of the organizational documents of, Purchaser or, when formed, Purchaser BV or Purchaser WOFE.

(c)           No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement and the other Operative Documents, the performance by Purchaser of its obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby, except for such filings as may be required under the antitrust or competition laws of any foreign jurisdiction, U.S. export control laws and Exon Florio regulations.

6.3           Financing.  Purchaser has sufficient financial resources so as to enable Purchaser to satisfy its obligations under this Agreement without recourse to outside financing.

6.4           Solvency.  As of the Closing Date, Affiliates of Purchaser will have contributed capital of no less than five million dollars ($5,000,000) to Purchaser and its Affiliates.  Assuming the accuracy of the representations and warranties contained in Article V, immediately after giving effect to the transactions contemplated by this Agreement, none of Purchaser or its Affiliates, taken as a whole, will have unreasonably small capital to carry on its business as presently conducted or the Business or as presently proposed to be conducted, including its ability to satisfy its obligations under this Agreement and the Operative Agreements.

6.5           Breach of Sellers Representations and Warranties.  None of Purchaser nor Purchaser Representatives have any knowledge of any breach of or inaccuracy in the representations and warranties made by Sellers in Article V of this Agreement.

6.6           No Other Representations or Warranties.  Except for the representations and warranties contained in this Article VI, neither Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser.

ARTICLE VII

CONDUCT PRIOR TO CLOSING

7.1           Conduct of Business.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, Parent agrees, and Parent shall cause BV to, with respect to the Business (except to the extent that Purchaser shall otherwise consent in writing, which consent shall not be unreasonably withheld) (a) carry on the Business only in the Ordinary Course of Business; (b) continue to pay its debts and Taxes when due, to pay or perform other obligations when due, (c) use commercially reasonable efforts to preserve intact the business operations and goodwill of the Business and all present relationships with Persons that have existing agreements or business dealings with any Seller with respect to the Business, (d) maintain (i) all of the Acquired Assets that are tangible assets in their current condition, ordinary wear and tear excepted, and (ii) insurance upon all of the Acquired Assets in such amounts and of such kinds comparable to that in effect on the date of this Agreement; (e) (i) maintain the books, accounts and records of Sellers in the Ordinary Course of Business, (ii) continue to collect accounts receivable and pay accounts payable utilizing normal procedures and without discounting or accelerating payment of such accounts, and (iii) comply in all material respects with all contractual and other obligations of Sellers; and (f) comply in all material respects with all applicable Laws.  Without limiting the generality of the foregoing, except as set forth in Section 7.1 of the Disclosure Letter, Sellers shall not, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld:

(a)           enter into any commitment or transaction or enter into, modify or renew any Contract related primarily to the operation of the Business which is not in the Ordinary Course of Business;

(b)           (1) transfer to any third Person ownership of, or otherwise grant licenses to, any Transferred IPR, other than pursuant to Customer Contracts entered into in the Ordinary Course of Business or (2) enter into any Inbound IP Contract;

(c)           enter into any Contracts (1) pursuant to which a third Person is granted exclusive marketing or exclusive distribution rights with respect to any Altec Products, (2) which by its terms restrains, restricts, limits or materially impedes the ability of the Business or the ability of the Purchaser to (x) compete with any Person or (y) conduct the Business or any line of business in any geographic region after Closing, (3) which would require the payment of $100,000 or more by Sellers and cannot be terminated by Purchaser without penalty within thirty (30) days after Closing, or (4) other than Customer Contracts, which cannot be assigned to Purchaser;

(d)           terminate, amend, restate, supplement, abandon, waive any rights under or otherwise modify in any material respect (except in the Ordinary Course of Business in the case of Customer Contracts), or violate the material terms of any of the Transferred Contracts or any Permit;

(e)           commence any Litigation related primarily to the Business other than any Litigation to enforce any Intellectual Property Rights or to collect accounts receivable or enforce any Customer Contracts that would be Transferred Contracts;

(f)            acquire any material properties or assets that would be Acquired Assets or sell, assign, lease, transfer, convey, license or otherwise dispose of any of the Acquired Assets other than (i) sales of Inventory in the Ordinary Course of Business; (ii) sales of obsolete or worn-out equipment no longer used in the Business, (iii) non-exclusive licenses in connection with the sales of Altec Products to Customers in the Ordinary Course of Business, or (iv) manufacturing or assembly related licenses in the Ordinary Course of Business;

(g)           grant any Lien, or permit or suffer to exist any Lien other than a Permitted Lien, in any of the Acquired Assets or cancel or compromise any material debts or waive any material claims or rights of Sellers pertaining to the Business of the Acquired Assets;

(h)           fail to maintain the Acquired Assets in good operating condition (ordinary wear and tear excepted);

(i)            enter into any Intercompany Agreement;

(j)            fail to maintain Inventory at a level sufficient to serve the then-current requirements of the Business consistent with the Business’ past Inventory management practices in the Ordinary Course of Business;

(k)           adopt, amend, modify or terminate any bonus, profit sharing, sales incentive, incentive, employment, severance, change in control, retirement, welfare or other plan, contract or commitment for the benefit of any of the Business Employees, except to the extent it would not result in any liability to Purchaser or is required by applicable Law;

(l)            increase the base salary or wage rate of any Business Employee except in the Ordinary Course of Business;

(m)          terminate any Business Employee or hire any employees to work primarily in the Business except in the Ordinary Course of Business;

(n)           (1) issue, create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) any indebtedness related to the Acquired Assets or the Business except for any indebtedness that would not become an obligation of Purchaser or the Business or create a Lien on the Acquired Assets following the Closing; or (2) modify the terms of any indebtedness or other Liability related to the Acquired Assets or the Business;

(o)           in each case to the extent it could bind or adversely affect Purchaser post Closing, (1) make, change or revoke any Tax election, settle or compromise any Tax claim or liability or enter into a settlement or compromise, or change (or make a request to any taxing authority to change) any aspect of its method of accounting for Tax purposes, or (2) prepare or file any Tax return (or any amendment thereof) unless such Tax return shall have been prepared in a manner consistent with past practice and Sellers shall have provided Purchaser a copy thereof (together with supporting papers) at least three (3) Business Days prior to the due date thereof for Purchaser to review and approve (such approval not to be unreasonably withheld or delayed);

(p)           enter into or agree to enter into any merger or consolidation with, any corporation or other entity, to the extent affecting the Acquired Assets or the Business;

(q)           take any action which would adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement; or

(r)            agree in writing or otherwise to do anything (1) prohibited by this Section 7.1, (2) which would make any of the representations and warranties of Sellers in this Agreement or any of the other Operative Documents untrue or incorrect in any material respect or could result in any of the conditions to the Closing not being satisfied or (3) that would be reasonably expected to have a Material Adverse Effect.

7.2           Procedures for Requesting Consent.  If Sellers desire to take an action which would be prohibited pursuant to Section 7.1 hereof without the written consent of Purchaser, prior to taking such action Sellers may request such written consent by sending an e-mail or facsimile to each of the following individuals:

Ross Gatlin
Telephone: (817) 898-1501
Facsimile: (817) 898-1509
E-mail address: rgatlin@prophetequity.com

George Stelling
Telephone: (817) 898-1502
Facsimile: (817) 898-1509
E-mail address: gstelling@prophetequity.com

Pelham Smith
Telephone: (817) 898-1508
Facsimile: (817) 898-1509
E-mail address: psmith@prophetequity.com

Any of the parties set forth above may grant consent on behalf of Purchaser to the taking of any action which would otherwise be prohibited pursuant to Section 7.1 by e-mail or such other notice that complies with the provisions of Section 12.1.

ARTICLE VIII

ADDITIONAL AGREEMENTS

8.1           Access to Information.

(a)           Subject to Purchaser’s obligations set forth in Section 8.2, and subject to any applicable law that restricts Sellers from disclosing information related to the Business Employees, as reasonably determined by Sellers, and any contractual obligations that restrict disclosure of third-party contracts, Sellers shall afford Purchaser and the Purchaser Representatives, reasonable access to the Business Employees, properties,  facilities (including all owned and leased real property and the buildings, structures, fixtures, appurtenances, and improvements erected, attached or located thereon), books, contracts, commitments, records and information, including existing internal financial statements, business plans and projections, to the extent relating to the Business, during normal business hours upon reasonable notice during the period prior to the Closing Date or termination of this Agreement pursuant to its terms. Sellers agree to provide to Purchaser and the Purchaser Representatives copies of all information reasonably requested by Purchaser, including, without limitation, existing internal financial statements, business plans and projections, to the extent relating to the Business upon request.  Prior to the Closing, Sellers shall use commercially reasonable efforts to keep Purchaser generally informed as to all material matters involving the operations of the Business.

(b)           No information or knowledge obtained by the officers, employees and authorized agents and representatives of Purchaser (including counsel and accountants pursuant to this Section 8.1 will affect or be deemed to modify any representation or warranty made by Sellers herein.

8.2           Confidentiality.  Each of the parties hereto hereby agrees to keep such information or knowledge obtained in any investigation pursuant to Section 8.1, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby confidential in accordance with the terms and conditions contained in the NDA.  If this Agreement is, for any reason, terminated prior to the Closing, the NDA shall continue in full force and effect in accordance with its terms.  Sellers will treat and hold confidential any information concerning the businesses and affairs of the Business that is not now or subsequently (other than by virtue of Sellers’ violation of this Section 8.2) generally available to the public (the “Confidential Information”) for a period of five (5) years after the Closing Date.  Except as set forth in Section 8.17, nothing set forth herein or in the NDA shall restrict or limit Sellers’ use of any Confidential Information known to or retained by Sellers following the Closing, including Confidential Information embodied by the Acquired Assets, in any manner and for any purpose; provided that Sellers shall treat any Confidential Information constituting Transferred Technology in the same manner that Sellers treat their own similar confidential information.

8.3           Expenses.  All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including without limitation any brokerage or finder’s fees, expenses, and/or commissions or investment banking fees and expenses or other such similar fees, and expenses, and any legal, audit, and investor relations fees and expenses) shall be paid by the party incurring such fees and expenses, whether or not the Acquisition is consummated.

8.4           Public Disclosure.  Sellers and Purchaser, and each of their designated employees and representatives, shall consult with each other before issuing any press releases or otherwise making any public statement relating to the Acquisition and this Agreement and will not issue any such press release or make such statement prior to receiving consent of the other party (such consent not to be unreasonably withheld) prior to its release unless, in the sole judgment of Purchaser or Parent, as applicable, disclosure is otherwise required by applicable Law or the applicable rules of any stock exchange on which Parent’s securities are listed, including any applicable listing agreement; provided, that to the extent required by applicable Law, the party intending to make such release or statement shall use its commercially reasonable efforts consistent with such applicable Law or the applicable rules of any stock exchange on which Parent’s securities are listed, including any applicable listing agreement to consult with the other party with respect to the timing and content thereof.  Each of Purchaser and Sellers agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law or the applicable rules of any stock exchange on which Parent’s securities are listed, including any applicable agreement and only to the extent required by such Law or any listing agreement with a national securities exchange.

8.5           Altec Customer and Channel Partner Communication.  Sellers and Purchaser and their respective representatives shall cooperate in communicating to the Altec customers and employees relevant details of the transaction and plans for the Altec Products to the extent allowable by law.

8.6           Reasonable Efforts.  Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use its reasonable efforts to take promptly, or cause to be taken, all reasonable actions, and to do promptly, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to provide all notices to, and obtain all necessary waivers, consents, approvals, Orders, Permits, authorizations, declarations and notices, including without limitation, those set forth in Section 8.6 of the Disclosure Letter under applicable Law and to effect all necessary registrations and filings under applicable Law and to remove any legal injunctions, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates shall be required to expend, in the aggregate, significant personnel resources or any out-of-pocket payments to third parties to obtain any consent, waiver or approval.

8.7           Notification of Certain Matters.  Sellers shall give notice to Purchaser, and Purchaser shall give notice to Sellers, as promptly as reasonably practicable upon becoming aware of any of the following:

(a)           any fact, change, condition, circumstance or the occurrence or non-occurrence of any event, that has caused or may reasonably be expected to cause any representation or warranty of such party or its Affiliates in this Agreement to be untrue or inaccurate at the Closing Date in any material respect;

(b)           any failure of such party or its Affiliates to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

(c)           change or event, or series of changes or events having or reasonably expected to have a Material Adverse Effect on it or that would be reasonably be expected to cause any of the conditions in Article IX not to be satisfied or to cause the satisfaction thereof to be materially delayed;

(d)           the receipt of any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

(e)           any Litigation commenced or, to the knowledge of Purchaser or to the knowledge of Sellers, threatened against Purchaser or Sellers that seeks to prohibit or prevent consummation of the transactions contemplated by this Agreement;

provided, however, that the delivery of any notice pursuant to this Section 8.7 shall not limit or otherwise affect any remedies available to the party receiving such notice and neither the notice nor the event or occurrence giving rise to the notice shall affect or modify any representation or warranty set forth in this Agreement or any other Operative Document, or the conditions to the Acquisition set forth in Article IX.  Each of the parties to this Agreement shall use all commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill or cause to be fulfilled the conditions to closing under this Agreement.  Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

8.8           Employee Matters.

(a)           Employment Offers.  Except as otherwise provided by Section 8.8(b), each of the Business Employees shall be offered employment by Purchaser within ten (10) Business Days after the date of this Agreement, to be effective as of the Closing (or, if the Business Employee is on a medical leave of absence and is receiving benefits under Sellers’ short or long-term disability plans and Purchaser would not be able to provide similar disability benefits to such Business Employee during the leave of absence, effective from and after the date such Business Employee returns to active employment) (the “Employment Offer”), which offers may be conditioned upon the occurrence of the Closing. Business Employees who accept Employment Offers and actually (i) commence employment with Purchaser on the Closing Date, or (ii) on the Closing Date are on a leave previously approved by a Seller or authorized by applicable law (the “Transitioning Employees”) shall become employees of Purchaser effective on the Closing Date (or, with respect to any Business Employees on a leave of absence, on the date such Business Employee returns to active employment) and their employment with a Seller or any Subsidiaries shall cease on the same date. Except as otherwise provide by Section 8.8(b), each offer of employment shall provide for the Business Employee (to the extent such Business Employee becomes a Transitioning Employee), to receive compensation and employee benefits that are in the aggregate at least substantially comparable to the compensation and employee benefits provided to similarly situated employees in the same industry and geographic region as the Business or that are substantially equivalent, in the aggregate, to the compensation and employee benefits provided to similarly situated employees of Purchaser and its Affiliates.  Sellers agree to cooperate in good faith with Purchaser to achieve the acceptance of all of the Employment Offers.  Sellers agree to promptly notify Purchaser in the event that, prior to the Closing Date, any Business Employee who received an Employment Offer (i) ceases for any reason to be employed by a Seller or any of their respective Subsidiaries, or (ii) notifies a Seller of his or her intention to terminate employment with a Seller or any of their respective Subsidiaries or to reject an Employment Offer.

(b)           International Business Employees.  The parties acknowledge and agree that (i) the transactions contemplated by this Agreement may constitute a relevant transfer of employment from a Seller or its Subsidiaries to Purchaser for the purposes of the Transfer Regulations, (ii) the transactions contemplated by this Agreement may not operate so as to terminate any of the contracts of employment of any International Business Employee, and (iii) the employment agreements of the International Business Employees that are subject to automatic transfer pursuant to the Transfer Regulations may be transferred to Purchaser with effect from the Closing Date.  In the case of International Business Employees, each offer of employment shall provide for the International Business Employee (to the extent such International Business Employee becomes a Transitioning Employee), to receive compensation and employee benefits that are in the aggregate at least substantially comparable to the compensation and employee benefits provided to the Transitioning Employees immediately prior to the Closing and that are compliant with the Transfer Regulations. In addition, Purchaser agrees that with respect to employees in China it will recognize the seniority of each International Business Employee (to the extent such International Business Employee becomes a Transitioning Employee).

(c)           Cooperation with Respect to Transitioning Employees.  Sellers shall reasonably assist Purchaser in communicating with each of the Business Employees.  Representatives of Sellers shall inform the Business Employees of the Acquisition prior to the Closing Date, except as otherwise required by the Transfer Regulations.  Purchaser shall cooperate with Sellers with respect to any communications required by the Transfer Regulations, including, but not limited to, communications to any International Business Employees, employee representatives, works councils or Governmental Entities, and shall provide any information that Sellers may reasonably request in writing in order to comply with the Transfer Regulations.  Effective as of the Closing, Sellers shall waive any covenants not to compete, confidentiality provisions or other similar restrictions that may be applicable to Business Employees but only to the extent such covenants, provisions or restrictions relate to the Business and would prohibit the Business Employees from accepting employment with Purchaser thereof or continuing in such employment without violating any such covenants, provisions or restrictions.

(d)           Tax Reporting.  Sellers and Purchaser agree that, pursuant to the “Alternative Procedures” provided in Section 5 of Revenue Procedure 2004-53, with respect to the filing and furnishing of Internal Revenue Service Forms W-2, W-3 and 941 for the full calendar year in which the Closing occurs, (i) Sellers and the Purchaser shall report on a “predecessor-successor” basis, as set forth therein, (ii) Sellers shall be relieved from furnishing Forms W-2 to any Transitioning Employees, and (iii) Purchaser shall assume the obligations of Sellers to furnish Forms W-2 to such Transitioning Employees and Forms W-2 and W-3 with respect to Transitioning Employees to the Social Security Administration; provided, Sellers shall transfer to Purchaser all Forms W-4 and W-5 with respect to the Transitioning Employees, and such other data relating to Transitioning Employees as shall be necessary  for Purchaser to assume and satisfy such obligations accurately and in accordance with the law.

(e)           Benefits.

(i)      Sellers will pay in full all wages, salaries, commissions, bonuses, or other compensation (not including severance or termination pay) for all services performed by Transitioning Employees from the date of this Agreement through the Closing Date, including, without limitation, the payment of any accrued vacation or paid time-off for such Transitioning Employees as a result of such Transitioning Employees' separation from employment with a Seller or a Subsidiary effective at Closing.

(ii)      Effective as of the Closing Date, Transitioning Employees shall cease all active participation in the Business Employee Benefit Plans.  As of the Closing Date, the Transitioning Employees shall be eligible to participate in Purchaser’s benefit programs on the same basis as similarly situated employees of Purchaser.  Following the Closing, Purchaser will give each Transitioning Employee credit for prior service with Sellers or a Subsidiary for purposes of (1) eligibility and vesting (but not benefit accrual) under any applicable employee benefit plans of Purchaser in which such Transitioning Employee becomes eligible to participate at or following the Closing, provided that if Sellers maintain a comparable Business Employee Benefit Plan, service shall be credited solely to the extent that such service was or would have been credited for such purposes under such comparable plan, (2) determination of benefits levels under any vacation policy in which such Transitioning Employee becomes eligible to participate at or following the Closing, and (3) such other purposes as may be required by applicable laws. Purchaser shall give credit under those applicable employee benefit plans of Purchaser that are group health plans and in which Transitioning Employees become eligible to participate at or following the Closing, for all co-payments made, amounts credited toward deductibles and out-of-pocket maximums to the extent made, credited or incurred during the calendar year in which the Closing occurs, and with respect to all welfare benefit plans maintained by Purchaser in which Transitioning Employees may become eligible, time accrued against applicable waiting periods by Transitioning Employees (including their eligible dependents).

(iii)     Claims of Business Employees and their eligible beneficiaries and dependents for medical, dental, prescription drug, life insurance, and/or other welfare benefits (“Welfare Benefits”) incurred before the Closing shall be the sole responsibility of Sellers and the Business Employee Benefit Plans.  Claims of Transitioning Employees and their eligible beneficiaries and dependents for Welfare Benefits that are incurred from and after the Closing (or, if the Transitioning Employee is on a medical leave of absence and is receiving benefits under Sellers’ short or long-term disability plans and Purchaser would not be able to provide similar disability benefits to such Transitioning Employee during the leave of absence, effective from and after the date such Transitioning Employee returns to active employment) shall be based on terms of Purchaser’s plans that provide for Welfare Benefits and shall be the sole responsibility of Purchaser.  For purposes of this paragraph, a medical/dental claim shall be considered incurred on the date when the medical/dental services are rendered or medical/dental supplies are provided, and not when the condition arose or when the course of treatment began.

(iv)     For the remainder of the calendar year in which the Closing occurs, Purchaser shall take all actions reasonably necessary and legally permissible to maintain or cause to be maintained health care and dependent care flexible spending accounts established under Section 125 of the Code (“Purchaser FSA”) under which the Transitioning Employees may contribute pre-tax dollars and be reimbursed for qualifying health and dependent care expenses.  Subject to Sellers’ obligations under this Section 8.8(e)(iv), Purchaser shall further take all actions necessary and legally permissible to amend the Purchaser FSA to provide that (1) the Transitioning Employees shall be credited immediately following the Closing Date under the Purchaser FSA with the amounts available for reimbursement equal to such positive or negative amounts as were credited under the applicable Seller’s health care and dependent care flexible spending accounts (“Seller FSA”) with respect to such Persons immediately before the Closing Date; (2) Purchaser shall honor and give effect under the Purchaser FSA to any elections made by Transitioning Employees under the Seller FSA for the calendar year in which the Closing occurs, except as such elections may be superseded by an election made by a Transitioning Employee following the Closing Date pursuant to the terms of the Purchasers FSA; and (3) the Purchaser FSA shall reimburse medical expenses incurred by the Transitioning Employees at any time during the Seller FSA’s plan year (including claims incurred prior to the Closing Date but unpaid as of the Closing Date), up to the amount of the Transitioning Employee’s election and reduced by amounts previously reimbursed by Sellers.  In addition, Sellers shall take all actions necessary and legally permissible to amend the Seller FSA to provide that the Transitioning Employees shall cease to be eligible for reimbursement from the Seller FSA as of the Closing Date, except to the extent that any Transitioning Employee elects continuation of coverage under the Seller FSA as permitted by Section 4980B of the Code and Section 601 et seq. of ERISA.  Within ten (10) Business Days following the Closing, Sellers shall provide Purchaser with a list of each Transitioning Employee who as of the Closing Date is a participant in the Seller FSA, which list shall include an accounting with respect to each listed individual as follows: the total annual goal amount elected, the amount contributed as of the Closing Date and the amount reimbursed as of the Closing Date.  As soon as practicable following the Closing Date, Sellers shall pay to Purchaser the net balance of the total Transitioning Employee contributions minus the total Transitioning Employee reimbursements if the balance is a positive number, and Purchaser shall pay such amount to Sellers if the balance is a negative number.

(v)      Claims for workers’ compensation benefits arising out of occurrences prior to the Closing Date shall be the responsibility of Sellers.  Claims for workers’ compensation benefits for Transitioning Employees arising out of occurrences on or after the Closing Date shall be the responsibility of Purchaser.

(vi)     COBRA Responsibility.  Sellers shall provide continuation health care coverage as required under COBRA to all individuals who are M&A qualified beneficiaries (within the meaning assigned to such term under Q&A-4 of Treasury regulation Section 54.4980B-9) with respect to the sale of the Acquired Assets for the duration of the period to which such individuals are entitled to such coverage.  Provided, however, that beginning as of the Closing, the Purchaser shall be responsible for providing the notices and making available the health care continuation coverage, all as required by law under the COBRA Continuation Coverage regulations, for all of (i) the Transitioning Employees and former Transitioning Employees and their respective covered dependents, whose qualifying events (as defined in Code Section 4980B) occur on or after the Closing.

(vii)    No Third-Party Beneficiaries.  Notwithstanding anything to the contrary in this Section 8.8, the parties expressly acknowledge and agree that: (i) this Agreement is not intended to create a contract between Purchaser or any of its Affiliates, on the one hand, and any Business Employee, on the other hand, and no Business Employee may rely on this Agreement as the basis for any breach of contract claim against Purchaser or any of its Affiliates or Subsidiaries; (ii) nothing in this Agreement shall be deemed or construed to require Purchaser or any of its Affiliates to continue to employ any particular Business Employee for any period after Closing; (iii) nothing in this Agreement shall be construed to create a right in any Business Employee to employment with Purchaser or any Affiliate of Purchaser; (iv) nothing in this Agreement shall be deemed or construed to limit the right of Purchaser or any of its Affiliates to terminate the employment of any Transitioning Employee during any period after Closing; and (v) nothing in this Agreement shall modify or amend any plan of Purchaser or any of Purchaser’s Affiliates or other agreement, plan, program, or document.

8.9           Post-Closing Assurances.  After the Closing, each party agrees to execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the transactions contemplated hereby.  In the event and for so long as any party hereto is actively contesting or defending against any Litigation in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction involving the Business, each of the other parties will reasonably cooperate with such party and such party’s counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Article X).

8.10         Prohibition on Solicitation of Other Acquisition Offers.  Sellers shall not directly or indirectly through any of their Affiliates, officers, directors, employees, financial advisors, legal counsels, representatives or agents (collectively, the “Seller Representatives”), and shall instruct the Seller Representatives not to, (i) solicit, initiate, undertake, authorize, recommend, propose or encourage any inquiries or proposals that constitute or could reasonably be expected to lead to, a proposal or offer for the sale, assignment, transfer or conveyance of the Business or a material amount of the Acquired Assets other than the Acquisition contemplated by this Agreement (an “Acquisition Proposal”) or any sale of any Seller, or (ii) facilitate, encourage, solicit, initiate or engage in negotiations or discussions concerning any Acquisition Proposal, (iii) furnish or cause to be furnished, to any Person, any non-public information in connection with an Acquisition Proposal, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.  Sellers shall notify Purchaser orally immediately and in writing promptly upon receipt by any Seller or any Seller Representative, and immediately communicate to Purchaser the terms of, any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal and keep Purchaser informed, on a current basis, of the status of any such discussions. Such written notice shall indicate the identity of the Person making the Acquisition Proposal and the material terms of such Acquisition Proposal.  Without limiting the foregoing, immediately after the execution and delivery of this Agreement, Sellers will, and will cause its Affiliates, and the Seller Representatives to, cease and terminate any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any possible Acquisition Proposal.  Sellers agree not to release any third party from the confidentiality and standstill provisions of any agreement to which any Seller is a party.

8.11         Purchaser’s Non-Competition Covenant.

(a)           Purchaser agrees that for a period of ten (10) years from the Closing Date, neither Purchaser nor any of its Affiliates shall, without the express written approval of Parent, engage in or otherwise have a material direct or indirect interest in any Seller Competing Business.  For purposes of this Section 8.11, a business shall be deemed to be a “Seller Competing Business” if it is primarily engaged in developing, manufacturing, or selling communications headsets, including any products that have a microphone for communication use, provided, however, that Purchaser may engage in the business of manufacturing and selling corded music-first stereo headphones with a mic (also known as headsets) not intended for use with a personal computer if Purchaser obtains the prior written consent of Parent, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, neither Purchaser nor any Affiliate of a Purchaser shall be precluded from (1) having a passive investment representing less than 2% of the voting power in an election of directors or similar managers of any entity that is engaged in a Seller Competing Business, (2) acquiring, merging with or acquiring by means of any other business combination (including an asset purchase agreement) an entity the primary business of which is not a Seller Competing Business, or (3) subject to Section 8.11(b) below, being acquired by means of any business combination (including an asset purchase agreement) by any Person.

(b)           Notwithstanding anything to the contrary contained herein, for a period of five (5) years after the Closing Date, Purchaser shall not (i) sell or transfer the Business or (ii) sell, transfer or license any Acquired Assets, to any Restricted Party.

8.12         Non-Solicitation.

(a)           Sellers agree that for a period of two (2) years from and after the Closing Date they shall not, and they shall cause each of their respective Affiliates not to, without the prior written consent of Purchaser, directly or indirectly, solicit to hire (or cause or seek to cause to leave the employ of Purchaser or any of its Subsidiaries) (i) any Transitioning Employee or (ii) any Person employed by Purchaser who became known to or who was identified to Sellers in connection with the transactions contemplated by this Agreement, unless, in the case of clause (i) or (ii) above, such Person ceased to be an employee of Purchaser prior to such action by any Seller or any of its Affiliates, or, in the case of such Person’s voluntary termination of employment with Purchaser or any Subsidiary of Purchaser, at least three (3) months prior to such action by any Seller or any of its Affiliates, provided, that, the foregoing shall not apply to directors of the Sellers other than in their capacity as such.

(b)           Purchaser agrees that for a period of two (2) years from and after the Closing Date it shall not, and it shall cause its Affiliates not to, without the prior written consent of Parent, directly or indirectly, solicit to hire (or cause or seek to cause to leave the employ of any Seller or any Subsidiary) (i) any Person employed by a Seller or any Subsidiary immediately following the Closing or (ii) any Person employed by a Seller and any Subsidiary who became known to or who was identified to Purchaser in connection with the transactions contemplated by this Agreement (including any Person involved in the provision of services, with respect to whom the restriction set forth in this Section 8.12(b) shall apply for a period of three (3) months following the Closing), unless, in the case of clause (i) or (ii) above, such Person ceased to be an employee of a Seller or any Subsidiary prior to such action by Purchaser or any of its Affiliates, or, in the case of such Person’s voluntary termination of employment with a Seller or any Subsidiary, at least three (3) months prior to such action by Purchaser or any of its Affiliates.

(c)           Notwithstanding the foregoing, the restrictions set forth in Sections 8.12(a) and 8.12(b) shall not apply to (i) bona fide public advertisements for employment placed by any party and not specifically targeted at the employees of any other party or (ii) an employee’s contact of any party on his or her own initiative without any direct or indirect solicitation by or encouragement from such party.

8.13         Tax Matters.

(a)           Tax Return Filing; Audit Responsibilities; Cooperation.

(i)      Except as set forth in Section 8.13(a)(ii) below, Purchaser shall control and be responsible for the filing of all Tax Returns required to be filed with respect to the use or ownership of the Acquired Assets after the Closing Date.  All such Tax Returns shall be completed in accordance with best practice and applicable law.  Purchaser shall make all payments required with respect to any such Tax Return.

(ii)      Sellers shall control and be responsible for the preparation and filing of all Tax Returns required to be filed with respect to the use or ownership of the Acquired Assets after the Closing Date that are either (x) Tax Returns involving a combined, consolidated, unitary or similar group that includes Sellers or any Affiliate thereof, or (y) do not relate to the use or ownership of the Acquired Assets during any Post-Closing Period.  All such Tax Returns shall be completed in accordance with applicable law.  Sellers shall make all payments required with respect to any such Tax Return.

(iii)     In the event that Sellers or the Purchaser is liable under this Agreement for any Taxes paid by the other party with respect to any Tax Return, prompt reimbursement shall be made to such other party.

(iv)     Any net refunds and credits attributable to the payment of Pre-Closing Period Taxes shall be for the account of Sellers.  Any net refunds and credits attributable to the payment of Post-Closing Period Taxes shall be for the account of Purchaser.

(b)           Cooperation.  To the extent relevant to the Acquired Assets, each party shall (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any audit or other examination by any taxing authority or in connection with judicial or administrative proceedings relating to any liability for Taxes and (ii) retain and provide the other with all records or other information that may be relevant to the preparation of any Tax Return, or the conduct of any audit or examination, or other proceeding relating to Taxes for so long as the applicable statute of limitations has not expired.

8.14         Further Agreements.  Prior or simultaneous with the Closing, Parent and Purchaser will enter into one or more agreements with respect to the following reasonably acceptable to Sellers:

(a)           Supply and Reseller Agreement.  An agreement under which Purchaser will (i) supply to Parent the Altec Products set forth on Schedule 8.14(a)(i) (the “Wireless Carrier Products”) and Schedule 8.14(a)(ii) (the “B2B Products”) on reasonable terms and conditions and most favored nation pricing, (ii) not cease to manufacture and supply such products to Parent without giving Parent at least six (6) months prior written notice, the right to make a life-time purchase and the right to continue to directly purchase such products from Purchaser’s suppliers of such products, (iii) grant Parent the exclusive right to resell the Wireless Carrier Products to any wireless carrier in the United States (“U.S. Wireless Carriers”) until June 30, 2010, or such later date as the parties may agree and (iv) grant Parent the exclusive right to resell the B2B Products to commercial distributors.

(b)           EOL Products.  In the event that Purchaser determines that it will no longer produce, market, sell or manufacture (or have manufactured) an Altec Product listed on Schedule 8.14(b) (the “EOL Products”), Purchaser shall notify Parent no less than six (6) months prior to Purchaser ceasing to produce or manufacture such EOL Product.  Such notice shall identify the EOL Product and the date that Purchaser intends to cease production of such EOL Product.  Upon receipt of such notice, Parent will have the right to make a life-time purchase and the right to continue to directly purchase such EOL Products from Purchaser’s suppliers of such EOL Products.

8.15         Preservation of Records.  Sellers and Purchaser agree that each of them shall preserve and keep the records held by them or their Affiliates relating to the Business for a period of seven years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, Litigation against or governmental investigations of Sellers or Purchaser or any of their Affiliates or in order to enable Sellers or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby.  In the event Sellers or Purchaser wishes to destroy (or permit to be destroyed) such records after that time, such party shall first give ninety (90) days prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that ninety-day period, to take possession of the records within 180 days after the date of such notice.

8.16         Use of Name.  Sellers hereby agree that upon the Closing, Purchaser is acquiring, and shall have the sole right to the use of, the name “Altec Lansing” or similar names, and any service marks, trademarks, trade names, d/b/a names, fictitious names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, or otherwise used in the Business, including any name or mark confusingly similar thereto (collectively, the “Altec Marks”).  Except in accordance with Article III of this Agreement or in the course of selling the Retained Inventory, Sellers shall not, and shall not permit any Affiliate to, use such name or any variation or simulation thereof or any of the Altec Marks.

8.17         Sellers’ Non-Competition Covenant.  Sellers agree that for a period of two (2) years from the Closing Date, neither Sellers nor any of their Affiliates shall, without the express written approval of Purchaser, develop, manufacture, sell or otherwise have a material direct or indirect interest in a business that develops, manufactures or sells any Purchaser Competing Products.  For purposes of this Section 8.17, a product shall be deemed to be a “Purchaser Competing Product” if it is (a) a speaker (including, without limitation, a speaker used with a computer, MP3 player, iPod, music –enabled mobile phone/smartphone or in other home audio, wireless or networked audio or Pro Audio application) provided, however, that Sellers may develop, manufacture or sell a speaker that includes a microphone and is primarily designed for voice or voice and video communications; and (b) stereo headphones of any kind, except those that incorporate a microphone for voice communications (also referred to as stereo headsets).  Notwithstanding the foregoing, neither Sellers nor any Subsidiary of Sellers shall be precluded from (1) having a passive investment representing less than 2% of the voting power in an election of directors or similar managers of any entity that is engaged in the development, manufacture or sale of a Purchaser Competing Product, (2) acquiring, merging with or acquiring by means of any other business combination (including an asset purchase agreement) an entity the primary business of which is not engaged in the development, manufacture or sale of a Purchaser Competing Product, (3)  being acquired by means of any business combination (including an asset purchase agreement) by any Person that is engaged in the development, manufacture or sale of a Purchaser Competing product, or (4) selling the Retained Altec Inventory.

8.18         Oracle Clone Implementation.

(a)           Prior to the Closing, Sellers shall have completed the creation and configuration of, a duplicate instance of Sellers’ Oracle (as defined below) operating system as it exists as of the date of this Agreement, including, at the sole cost of Purchaser, any server hardware associated with the operation and the back up of the new operating system (the “Oracle Clone”).  Sellers shall provide Purchaser and Purchaser’s Representatives with: (i) copies of all documentation, data and other materials (including but not limited to user requirements, technical specifications, testing and system design methodologies, test cases, test data, test results, process flows, and issue logs) related to the implementation of the Oracle Clone (collectively, the “Oracle Clone Implementation Tools”), (ii) access to the Oracle Clone in accordance with the Sellers’ change management process, including but not limited to access to all system software and hardware, associated data warehousing systems, related reports, and EDI feeds used in connection with operation of the Business.  Upon receiving the Oracle Clone Implementation Tools and the required access to the Oracle Clone, Purchaser will perform due diligence and testing (the “Oracle Clone Testing”) with respect to the Oracle Clone which is pursuant to a testing plan (the “Clone Testing Plan”) that is (x) mutually agreed upon by Purchaser and Sellers and (y) reasonably necessary to verify the suitablity for the Oracle Clone for operation of such Oracle Clone in connection of the Business.  Purchaser covenants to perform the Oracle Clone Testing pursuant to the Clone Testing Plan as efficiently as reasonably practicable.

(b)           Purchaser shall provide new test cases and one or more suggested Oracle General Ledger/Data Warehouse/Report mapping structures to Sellers pursuant to the Clone Testing Plan and Sellers will provide support to the Purchaser in accordance with the Transition Services Agreement.  Sellers shall allow Purchaser’s Representatives to undertake mapping design and implementation of the Oracle Clone directly under supervision of Parent’s Chief Information Officer (CIO) and Purchaser, at the sole expense of Purchaser.

(c)           If  the results of the Oracle Clone Testing do not substantially comply with the Clone Testing Plan in the reasonable judgment of Purchaser, Purchaser shall notify Sellers in writing within one (1) Business Day of such discovery and shall specifically identify the items (the “Identified Oracle Items”) that do not comply with the Clone Testing Plan.  Sellers and Purchaser or Purchaser’s Representatives will use commercially reasonable efforts to resolve the Identified Oracle Items to the reasonable satisfaction of Purchaser within seven (7) Business Days of the receipt of any such notice. Purchaser’s Representatives shall provide all reasonable and necessary assistance to Sellers with regard to the resolution of any such Identified Oracle Items.  Purchaser acknowledges and agrees that Sellers’ ability to resolve the Identified Oracle Items may be adversely affected by Oracle response times and the performance of the Oracle software.

8.19         Oracle Software License.

(a)           Prior to the Closing, Sellers shall have secured the consent of Oracle Corporation (“Oracle”) to the assignment to Purchaser of a license from Oracle for Purchaser’s use of the Oracle Clone (the “Purchaser Oracle Software License”) which Purchaser Oracle Software License shall contain the terms set forth on Schedule 8.19 hereto.

(b)           With respect to the Purchaser Oracle Software License and completion and installation of the Oracle Clone, Purchaser shall be solely responsible for all purchase, maintenance, support and licensing costs payable to Oracle in respect of the Oracle Clone or otherwise, including, without limitation, any and all licensing fees and expenses with respect to the WebLogic database and application server. Purchaser recognizes and agrees that it must obtain all required licenses necessary to install, access, modify and run the Oracle Clone on or before the Closing Date. No later than June 30, 2010, Sellers shall transfer to Purchaser all right and title to, and sole possession of, the Oracle Clone in its entirety and shall provide such resources contemplated by the Transition Services Agreement in respect of such transfer, and Purchaser shall pay all fees, expenses and costs associated with such resources pursuant to the Transition Services Agreement.  Purchaser agrees to pay for any costs related to the migration of software and hardware to new location designated by Purchaser.

8.20         Asset Purchase Agreement for Transfer for China Assets and Second Closing Escrow Amount.

(a)           On the Closing Date, Purchaser shall deposit with the Escrow Agent, in immediately available funds, to the account designated by the Escrow Agent, an amount of cash equal to the Second Closing Escrow Amount to be held by the Escrow Agent in accordance with the terms of an escrow agreement (the “China Assets Escrow Agreement”), which will be executed at the Closing, by and among Trading, Purchaser and/or Purchaser WOFE and the Escrow Agent.

(b)           Parent covenants and agrees to cause Trading to, enter into an asset purchase agreement (the “China Agreement”) in form and substance customary in the People’s Republic of China and reasonably acceptable to Purchaser and Sellers, with a wholly-owned foreign entity to be formed by Purchaser under the laws of the People’s Republic of China ( “Purchaser WOFE”), for the transfer of the assets set forth in Section 15 of the Asset Schedule (the “China Assets”), within ten (10) Business Days after Purchaser notifies Sellers that Purchaser WOFE has been formed.  Immediately prior to the closing of the purchase and sale of the China Assets pursuant to the China Agreement, the Second Closing Escrow Amount (plus any interest paid on such Second Closing Escrow Amount in accordance with the China Assets Escrow Agreement) shall be released to Purchaser WOFE and Purchaser WOFE shall, as soon as practicable thereafter, pay to Trading the purchase price for the China Assets as set forth in the China Agreement.

8.21         Purchaser BV and Purchaser WOFE.

(a)           Purchaser and its Affiliates shall take all action necessary to form Purchaser BV under the laws of the Netherlands and to form Purchaser WOFE under the laws of the People’s Republic of China as soon as reasonably practicable after the date hereof. As soon as practicable after Purchaser BV is formed, Purchaser BV shall become a party to this Agreement.

(b)           Purchaser and its Affiliates shall take all action necessary to cause Purchaser BV and Purchaser WOFE perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement and, in the case of the China WOFE, the China Agreement.

8.22         Post-Closing Amounts.

(a)           Deductions Against Accounts Receivable (“AR”) of Parent.  Following the Closing, customers of Purchaser may deduct amounts from AR retained by Parent.  The parties shall account for and provide proper payment for these deductions in accordance with the procedures set forth in Schedule 8.22(a).  On December 26, 2009, cash in the amount of $2,500,000 will be paid by Purchaser to Sellers to the extent Sellers have settled deductions in this amount with customers related to the obligations pursuant to the Contra AR liabilities assumed by Purchaser.

(b)           Deductions Against AR of Purchaser.  Following the Closing, customers of Purchaser may deduct amounts owed by Parent in respect of Excluded Liabilities from AR of Purchaser.  The parties shall account for and to provide proper payment for these deductions in accordance with the procedures set forth in Schedule 8.22(b).

(c)           Cash Received by Parent Related to Purchaser’s AR.  Following the Closing, the parties anticipate that customers of Purchaser may send payment to Parent which is otherwise owed to Purchaser. The parties shall provide for proper documentation of and payment for these payments in accordance with the procedures set forth in Schedule 8.22(c).

(d)           Dispute Resolution.  In the event that the parties are unable to agree on the amounts owed pursuant this Section 8.22, including the schedules referenced herein, the parties shall make a good faith attempt to resolve any dispute arising out of or relating to this Section 8.22, including the schedules referenced herein, through informal negotiation between appropriate representatives from each of the parties.  If at any time either party feels that such negotiations are not leading to a resolution of the dispute, such party may send written notice (a “Dispute Notice”) to the other party describing the dispute and requesting a meeting (whether in person or via teleconference) of the senior executives from each party.  Within five (5) Business Days after such Dispute Notice has been delivered, each party shall select appropriate senior executives (e.g., director or V.P. level) of each party who shall have the authority to resolve the matter and such senior executives shall meet to attempt in good faith to negotiate a resolution of the dispute prior to pursuing other available remedies. During the course of such negotiations, all reasonable requests for information pertinent to the dispute made by one party from the other shall be honored as promptly as practicable. If the parties are unable to resolve such disputed charges within thirty (30) days of delivery of the Dispute Notice, the aggrieved party may elect, by written notice to the other party within ten (10) days following the end of such thirty (30) day period, to refer the dispute to an Independent Accountant for resolution.  As promptly as possible following such referral, (i) each party shall submit its calculations of the amounts due, if any, and all supporting documentation, (ii) each party shall reasonably cooperate with the Independent Accountant and promptly respond to any requests for additional information or documents, (iii) each party shall execute the Independent Accountant’s standard form of engagement letter, and (iv) each party will be afforded the opportunity to present to the Independent Accountant any material relating to the determination of the matters in dispute and to discuss such determination with the Independent Accountant.  The Independent Accountant shall deliver to Purchaser and Parent, as promptly as practicable (but in any case no later than thirty days from the date of engagement of the Independent Accountant), a report setting forth a resolution of the matters described in the Dispute Notice, including a calculation of the amounts, if any, due to either party.  Such report shall be conclusive and binding on the parties.  The fees, costs and expenses of the Independent Accountant’s review and report shall be allocated to and borne by Purchaser and Parent based on the inverse of the percentage that the Independent Accountant’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accountant.  For example, should the items in dispute total in amount to $1,000 and the Independent Accountant awards $600 in favor of Parent’s position, 60% of the costs of its review would be borne by Purchaser and 40% of the costs would be borne by Sellers.

(e)           Right of Set-Off.  Notwithstanding anything to the contrary contained in this Agreement or the other Operative Agreements, any amounts currently due and payable by Sellers to Purchaser hereunder or under the Operative Agreements  may be reduced or set-off by the amount of any other amounts owed and currently due and payable by Purchaser to Sellers hereunder or under the Operative Agreements.

8.23         Retained Altec Inventory.  Purchaser shall not sell the products that comprise the Retained Altec Inventory in Japan or Brazil until a Seller notifies Purchaser that all of such Retained Altec Inventory has been sold or that Sellers no longer wish to sell such Retained Altec Inventory.

ARTICLE IX

CONDITIONS TO THE ACQUISITION

9.1           Conditions to Obligations of Each Party to Effect the Acquisition.  The respective obligations of each party to this Agreement to effect the Acquisition shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)           No Injunctions or Restraints; Illegality.  No Order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Acquisition or restricting the conduct, use or operations of the Acquired Assets or the Business by a Seller or Purchaser shall be in effect; nor shall any proceeding brought by a U.S. federal Governmental Entity seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Acquisition, which makes the consummation of the Acquisition unlawful.

9.2           Additional Conditions to Obligations of Sellers.  The obligations of Sellers to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Sellers to the extent permitted by applicable Law:

(a)           Representations and Warranties.  The representations and warranties of Purchaser in this Agreement shall be true and correct (without reference to any materiality qualifications contained in any Purchaser representation or warranty) on and as of the Closing Date as though such representations and warranties were made on and as of such time and except where the failure to be so true and correct, individually or in the aggregate, could not reasonably be expected to prevent or delay, in any material respect, the ability of Purchaser to perform its obligations under this Agreement and the other Operative Documents or to consummate the transactions contemplated hereby or thereby.

(b)           Covenants.  Purchaser shall have performed and complied in all material respects with all covenants, obligations, agreements and conditions of this Agreement required to be performed and complied with by it on or prior to the Closing Date.

(c)           Compliance Certificate of Purchaser.  Sellers shall have been provided with a certificate dated as of the Closing Date and executed on behalf of Purchaser by an executive officer of Purchaser to the effect that, as of the Closing Date the conditions set forth in Section 9.2(a) and Section 9.2(b) have been duly satisfied (the “Purchaser Officer’s Certificate”).

(d)           Further Agreements.  Purchaser shall have executed and delivered the agreements provided for in Section 8.14.

(e)           Assignment and Assumption Agreement.  Purchaser shall have executed and delivered an assignment and assumption agreement in substantially the form attached hereto as Exhibit F.

(f)            Escrow Agreements.  Purchaser shall have executed and delivered the Escrow Agreement and the China Escrow Agreement.

9.3           Additional Conditions to the Obligations of Purchaser.  The obligations of Purchaser to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser to the extent permitted by applicable Law:

(a)           Representations and Warranties.  The representations and warranties of Sellers in this Agreement shall be true and correct (without reference to any Material Adverse Effect or other materiality qualifications contained in any  representation or warranty of Sellers) on and as of the Closing Date as though such representations and warranties were made on and as of such time and except where the failure to be so true and correct, individually or in the aggregate, could not reasonably likely be expected to, (i) prevent or delay, in any material respect, the ability of Sellers to perform their obligations under this Agreement and the other Operative Documents or to consummate the transactions contemplated hereby or thereby or (ii) result in a Material Adverse Effect.

(b)           Covenants. Sellers shall have performed and complied in all material respects with all covenants, obligations, agreements and conditions of this Agreement required to be performed and complied with by them on or prior to the Closing Date.

(c)           Compliance Certificate of Sellers.  Purchaser shall have been provided with a certificate dated as of the Closing Date and executed on behalf of Sellers by an executive officer of Parent that states that, as of the Effective Time the conditions set forth in Section 9.3(a), Section 9.3(b) and Section 9.3(d) have been duly satisfied (the “Seller Officer’s Certificate”).

(d)           Material Adverse Effect.  There shall not have occurred any Material Adverse Effect.

(e)           Customers and Suppliers.  Sellers and Purchaser shall have completed due diligence calls in accordance with the plan agreed upon by Sellers and Purchaser, and Purchaser shall be reasonably satisfied with the input received on such due diligence calls, with (i) customers that represented at least 60% of the gross revenue of the Business for the fiscal year ended March 28, 2009, and (ii) suppliers that represented at least 60% of the revenue paid to suppliers of the Business for the fiscal year ended March 28, 2009.

(f)           Consents.  Sellers shall have obtained or made any consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity required to be obtained or made in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and (ii) Sellers shall have obtained (and delivered copies thereof to the Purchaser) all consents, waivers and approvals, each in a form reasonably acceptable to Purchaser, for the assignment of written Transferred Contracts attributable to (A) customers of the Business that represented at least $60 million of gross revenue of the Business for the fiscal year ended March 28, 2009, and (B) all suppliers and customers of the Business attributable to, or whose services are utilized in connection with, the operation of Sellers’ Oracle operating system used in the Business.

(g)           Good Standing/Tax Clearance Certificates.  Purchaser shall have received (i) a long-form certificate of good standing dated not more than five (5) Business Days prior to the Closing Date with respect to Parent issued by the Secretary of State of the State of Delaware and the Secretary of the Commonwealth of the Commonwealth of Pennsylvania and (ii) Tax clearances dated not more than five (5) Business Days prior to the Closing Date with respect to Parent in customary form and substance of such Taxing Authority issued by the relevant Taxing Authority in the Commonwealth of Pennsylvania and the State of California.

(h)           Liens.  Sellers shall have delivered all instruments and documents (including payoff letters) necessary to release any and all monetary Liens on the Acquired Assets, including appropriate UCC financing statement amendments (termination statements).

(i)           Permits.  Purchaser shall have obtained the issuance, reissuance or transfer of all material Permits (including Environmental Permits) required under Law (including Environmental Laws) to conduct the operations of the Business as of the Closing Date, to the extent such Permits are transferable.

(j)           Execution of Assignments.  The applicable Seller or Sellers shall have delivered or caused to be delivered to Purchaser the assignments of the Transferred Intellectual Property Rights in substantially the forms attached hereto as Exhibit B, and such other instruments of conveyance and assignment as are reasonably necessary to transfer title to the Acquired Assets to Purchaser.

(k)           Transition Services Agreement.  The applicable Seller or Sellers shall have executed and delivered the Transition Services Agreement in substantially the form attached hereto as Exhibit C.

(l)           Bill of Sale.  Sellers shall have executed and delivered a bill of sale in substantially the form attached hereto as Exhibit D.

(m)          Real Property Deeds.  Parent shall have delivered to Purchaser real property deeds in the form attached hereto as Exhibit E for the Milford Property and the Owned Condominium.

(n)           Assignment and Assumption Agreement.  Sellers shall have executed and delivered an assignment and assumption agreement in substantially the form attached hereto as Exhibit F.

(o)           Further Agreements.  The applicable Seller or Sellers shall have executed and delivered the agreements provided for in Section 8.14.

(p)           Escrow Agreements.  Sellers shall have executed and delivered the Escrow Agreement and the China Escrow Agreement.

(q)           FIRPTA.  Parent shall have provided Purchaser with an affidavit of non-foreign status of Parent that complies with the Treasury Regulations under Section 1445 of the Code.

(r)           Title Policies. Purchaser shall have received an irrevocable commitment provided by a title company reasonably acceptable to Purchaser to issue a 2006 form owner’s policy of title insurance for each parcel of Owned Real Property (in the form of a proforma title policy in form and substance similar to any current title policies held by a Seller excluding any survey endorsement, with any the cost of endorsements desired by Purchaser to be paid by Sellers and Purchaser (50-50)), with the premium for such policy and endorsements having been paid in full by Parent.

(s)           Oracle Clone.  (i) Purchaser shall have received the Purchaser Oracle Software License and (ii) Sellers shall have delivered the Oracle Clone which shall have been verified to be suitable for the operation of the Oracle Clone in accordance with the Clone Testing Plan.

(t)           Intellectual Property.  Purchaser (i) shall have completed a reasonable due diligence investigation with respect to Intellectual Property Rights and Technology matters, and (ii) shall be satisfied that any matters discovered in such diligence do not materially detract from the value of the Business or the transactions contemplated hereby.

ARTICLE X

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

10.1         Survival of Representations and Warranties.  The representations and warranties of the parties contained in this Agreement, the Operative Documents (unless otherwise stated therein) or in any certificate delivered pursuant to this Agreement will survive the Closing and continue in full force and effect until the one (1) year anniversary of the Closing (the “General Expiration Date”); provided, that (a) the representations and warranties of (x) Sellers set forth in Sections 5.1, 5.2(a), 5.6(a), and 5.15 (collectively, the “Specified Representations”) shall survive the Closing indefinitely, (y) Sellers set forth in Sections 5.4, 5.11 and 5.20 (collectively, the Extended Representations”) shall survive the Closing until ninety (90) days following the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof, and (z) Purchaser set forth in Sections 6.1 and 6.2 shall survive the Closing indefinitely and (b) any claim with respect to any fraudulent and intentional and willful breach or any representation will survive and can be made by an indemnified party indefinitely. The period for which a representation or warranty survives the Closing is referred to herein as the Survival Period. In addition, no claims will be allowed to be made by Sellers or Purchaser under the provisions of this Article X with respect to any breach of a representation and warranty, unless notice of such claim shall have been made in respect thereof on or prior to 5:00 p.m. Pacific Time on the date of the expiration of the applicable Survival Period.  If written notice of a claim meeting the requirements of Section 10.2(d) below has been given prior to the applicable Survival Period by a party in whose favor such representations and warranties were made, then the relevant representations and warranties and the right to indemnification for breach thereof shall survive as to such claim, until the claim has been finally resolved.  Notwithstanding any other provision of this Agreement, the expiration of any Survival Period hereunder shall not be construed in a manner that would make any Excluded Liability an Assumed Liability for purposes of this Agreement, nor shall it make an Assumed Liability an Excluded Liability for purposes of this Agreement.

10.2         Indemnification.

(a)           Indemnification by Parent.  Subject to the qualifications and limitations in this Article X, if the Closing is consummated, from and after the Closing, Parent shall indemnify and defend and hold Purchaser, its Affiliates, and their respective directors, officers, equity holders, members, partners, attorneys, employees, representatives, agents, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless against and with respect to and pay the applicable Purchaser Indemnified Party the amount of, any and all Damages asserted against, imposed upon or incurred by Purchaser Indemnified Parties as a result of any of the following:

(i)      any inaccuracy in, or breach of any representation or warranty of, any of Sellers in this Agreement or in any other Operative Documents as of the date hereof and at and as of the Closing Date as if made on the Closing Date, except to the extent that any such representation or warranty relates to a specific date, in which case the failure of such representation or warranty to be true and correct as of such date;

(ii)      any failure by any Seller to carry out, perform, satisfy and discharge any of its covenants or agreements under this Agreement or the Operative Documents;

(iii)     any failure by Parent to pay the Asset Shortfall, if any, in accordance with Section 2.5(e) and (f) hereof; and

(iv)     any Excluded Asset or any Excluded Liability.

THE INDEMNITY OBLIGATIONS IN THIS SECTION 10.2 ARE INTENDED TO ALLOCATE LIABILITY FOR, WITHOUT LIMITATION, (I) ANY CLAIMS RESULTING FROM THE NEGLIGENCE OR ALLEGED NEGLIGENCE OF ANY INDEMNIFIED PARTY AND (II) STATUTORY AND COMMON LAW NEGLIGENCE AND STRICT LIABILITY CLAIMS AS WELL AS NEGLIGENCE, STRICT LIABILITY, AND ALL OTHER CLAIMS ARISING UNDER ENVIRONMENTAL LAWS, INCLUDING CERCLA.

(b)           Indemnification by Purchaser.  Subject to the qualifications and limitations in this Article X, if the Closing is consummated, from and after the Closing, Purchaser shall indemnify and defend and hold Sellers and their respective directors, officers, equity holders, attorneys, employees, representatives, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) harmless against and with respect to, any and all Damages asserted against, imposed upon or incurred by any Seller Indemnified Party as a result of any of the following:

(i)       any inaccuracy in, or breach of any representation or warranty of Purchaser in this Agreement or in any Operative Documents;

(ii)      any failure by Purchaser to carry out, perform, satisfy and discharge any of its covenants or agreements under this Agreement or the Operative Documents;

(iii)     any Assumed Liabilities;

(iv)     any failure by Purchaser to pay the Excess Assets, if any, in accordance with Section 2.5(e) and (f) hereof;

(v)      any failure by Purchaser to pay amounts due to Sellers in accordance with Section 8.22(a) hereof; and

(vi)     any liability or obligation with respect to the Purchaser’s use of the Acquired Assets or its conduct of the Business after the Closing Date.

THE INDEMNITY OBLIGATIONS IN THIS SECTION 10.2 ARE INTENDED TO ALLOCATE LIABILITY FOR, WITHOUT LIMITATION, (I) ANY CLAIMS RESULTING FROM THE NEGLIGENCE OR ALLEGED NEGLIGENCE OF ANY INDEMNIFIED PARTY AND (II) STATUTORY AND COMMON LAW NEGLIGENCE AND STRICT LIABILITY CLAIMS AS WELL AS NEGLIGENCE, STRICT LIABILITY, AND ALL OTHER CLAIMS ARISING UNDER ENVIRONMENTAL LAWS, INCLUDING CERCLA.

(c)           Limitation and Calculation of Damages.

(i)      Notwithstanding any other provision in this Agreement to the contrary, any and all Damages for which indemnification is provided hereunder shall be reduced to take into account any insurance proceeds recovered or recoverable in respect of such Damages (net of any cost of recovery or increased premiums resulting therefrom), the indemnified party agreeing to use reasonable efforts to recover all available insurance proceeds); provided, no claimant under this Article X shall be required to delay making a claim or recovery for indemnification under this Article X pending any insurer’s action in respect of an insurance claim. In the event that an insurance or other recovery is made by any Indemnified Party with respect to any Damages for which any such Person has been indemnified hereunder, then a refund equal to the net amount of the recovery shall be made promptly to the indemnifying party, provided that if such recovery is received prior to the termination of the Escrow Fund, pursuant to the Escrow Agreement such amounts shall be returned to the Escrow Fund.

(ii)      For purposes of Sections 10.2(a)(i) and 10.2(b)(i) hereof, all representations and warranties and all covenants and agreements shall be deemed not qualified by any references therein to materiality or Material Adverse Effect for purposes of calculation of Damages.

(iii)     Except to the extent payable by an Indemnified Party in respect of a Third Party Claim, in no event shall an Indemnified Party be entitled to recover or make a claim for any amounts in respect of consequential, incidental or indirect damages, lost profits or punitive damages and, in particular, no "multiple of profits" or "multiple of cash flow" or other valuation methodology shall be used in calculating the amount of any Damages.  In addition, no Indemnified Party shall have a right to recover Damages hereunder in respect of any claim if such claim would not have arisen but for a change in legislation or accounting policies or a change in interpretation of applicable law as determined by a court or pursuant to an administration rule making decision.  Furthermore, except in connection with a Third Party Claim, no Indemnified Party shall have the right to make a claim for Damages to the extent such Damages are primarily possible or potential Damages that the Indemnified Party believes may be asserted rather than Damages that have, in fact, been paid or incurred by the Indemnified Party making the Claim.  Attorney and accountant fees and disbursements incurred by the Indemnified Party for which they are entitled to recovery pursuant to this Article X shall be reasonable and based only on time actually spent, which shall be charged at no more than such professional's standard hourly rate.

(d)           Procedure for Indemnification.  Subject to Section 2.5 which sets forth the procedures for determining and resolving the Net Asset Value, the procedure for indemnification shall be as follows:

(i)      The party claiming indemnification (the “Claimant”) shall, within thirty (30) days (or earlier, if reasonably necessary to timely answer a lawsuit) after its discovery of any claim for which indemnification is or may be provided and will or may be sought as provided in this Agreement (the “Claim”), give notice to the party or parties from whom indemnification is sought (“Indemnitor”) of its Claim, specifying in reasonable detail the factual basis for the Claim to the extent known and, to the extent known, the amount of the Claim.  Notwithstanding the preceding sentence, the failure by Claimant to provide notice of any Claim within the period specified, or any delay in providing such notice, shall not affect or impair the obligations of Indemnitor hereunder, except and only to the extent that Indemnitor has been materially adversely affected by such failure or delay.

(ii)      With respect to Claims between the parties, following receipt of notice from Claimant of a Claim, Indemnitor shall have forty-five (45) days to make any investigation that Indemnitor deems necessary or desirable of the Claim.  For purposes of this investigation, Claimant agrees to use reasonable best efforts to make available to Indemnitor and its authorized representatives the information relied upon by Claimant to substantiate the Claim.  If Claimant and Indemnitor cannot agree as to the validity and amount of the Claim within the forty-five (45) day period (or any mutually agreed upon extension thereof), Claimant shall arbitrate such dispute as contemplated in Section 10.2(h) herein.

(iii)     With respect to any Claim by a third Person (a “Third Party Claim”) as to which Claimant is entitled to indemnification hereunder, Indemnitor shall have the right, exercisable by written notice to Claimant within thirty (30) days after receipt of written notice from Claimant of the commencement or assertion of any such Third Party Claim, at its own expense, to accept full responsibility for such Third Party Claim and assume control of the defense of such Third Party Claim, and Claimant shall cooperate fully with Indemnitor, and have the right to participate with Indemnitor, with the right to reimbursement for actual out-of-pocket expenses incurred by Claimant as a result of any such request by the Indemnitor for Claimant’s cooperation.  If Indemnitor elects to assume control or otherwise participate in the defense of any Third Party Claim, Indemnitor has the duty to diligently defend the Third Party Claim.  If Indemnitor assumes such defense, Claimant shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Indemnitor, it being understood that the Indemnitor shall control such defense; provided, however, that Indemnitor shall bear the reasonable fees and expenses of such separate counsel if (i) representation of both parties would, in the reasonable opinion of counsel for Claimant, be inappropriate due to a conflict of interest, or (ii) Indemnitor shall not have employed counsel within a reasonable time after Claimant has given notice of a Third Party Claim in compliance with this Section 10.2(d).  Indemnitor shall be liable for the reasonable fees and expenses of counsel employed by Claimant for any period during which Indemnitor has not assumed the defense thereof.  If Indemnitor does not elect to assume control of any Third Party Claim within thirty (30) days of its receipt of notice of the Third Party Claim (or any extended period mutually agreed upon in writing by the parties) or after assuming control does not in good faith defend such Third Party Claim, Claimant shall have the right to undertake the defense, compromise or settlement of the Third Party Claim for the account of Indemnitor.  In no event shall Indemnitor be liable or otherwise have any obligation with respect to any settlement, compromise or determination of any Third Party Claim agreed to by Claimant without the prior written consent of Indemnitor (which consent will not be withheld unreasonably).  The Indemnitor shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, without the consent of any Claimant, but only if the Indemnitor shall (1) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement; (2) not encumber any of the assets of any Claimant or agree to any restriction or condition that would apply or adversely affect any Claimant or to the conduct of any Claimant’s business; and (3) obtain, as a condition of any settlement or other resolution, a complete release of any Claimant potentially affected by such Third Party Claim.

(iv)     The defending party shall have reasonable access to the books, records and personnel which are pertinent to the defense and which are in control of the other party.  The parties agree to furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested by the other party in connection with defending any Third Party Claim.

(e)           Limitations and Conditions Applicable to Purchaser.  The right of the Purchaser Indemnified Parties to obtain indemnification from Parent pursuant to Section 10.2(a) of this Agreement is subject to the following limitations:

(i)       Purchaser Indemnified Parties shall not be entitled to indemnification from Parent pursuant to Section 10.2(a)(i) until the aggregate Damages for which Parent is liable under Section 10.2(a)(i) exceed $100,000 whereupon the Purchaser Indemnified Parties shall be entitled to indemnification by Parent for all Damages in excess of the first $100,000 of Damages, provided, that, the foregoing limitation shall not apply to (x) the failure to be true and correct of any of the Specified Representations or the Extended Representations, or (y) any Claim arising out of any fraudulent or intentional and knowing misrepresentation by Sellers.  For the avoidance of doubt, the foregoing limitations shall not apply with respect to Claims arising from or relating to those matters referred to in Section 10.2(a)(ii), 10.2(a)(iii) or 10.2(a)(iv).

(ii)      Parent shall not be obligated to indemnify Purchaser Indemnified Parties for aggregate Damages under Section 10.2(a)(i)in excess of $1,500,000 (whether or not such Damages are paid from the Escrow Fund) (the “Cap”), provided, that, there shall be no Cap with respect to (x) the failure to be true and correct of any of the Specified Representations or the Extended Representations or (y) any Claim arising out of any fraudulent or intentional and knowing misrepresentation by Sellers. For the avoidance of doubt, the Cap shall not apply with respect to Claims arising from or relating to those matters referred to in Sections10.2(a)(ii), 10.2(a)(iii) or 10.2(a)(iv), provided, that, Parent shall not be obligated to indemnify Purchaser Indemnified Parties for aggregate Damages pursuant to this Agreement in excess of the Purchase Price.

(iii)     Purchaser Indemnified Parties shall not be entitled to recover Damages in respect of any Claim or otherwise obtain reimbursement or restitution more than once with respect to any Claim hereunder.

(f)           Limitations and Conditions Applicable to Sellers.  The right of Seller Indemnified Parties to obtain indemnification from Purchaser pursuant to Section 10.2(b) of this Agreement is subject to the following limitations:

(i)       Seller Indemnified Parties shall not be entitled to indemnification from Purchaser pursuant to Section 10.2(b)(i) until the aggregate Damages for which Purchaser is liable under Section 10.2(b)(i) exceed $100,000, whereupon Seller Indemnified Parties shall be entitled to indemnification by Purchaser for all Damages in excess of the first $100,000 of Damages, provided, that, the foregoing limitation shall not apply to any Claim arising out of any fraudulent or intentional and knowing misrepresentation by Purchaser. For the avoidance of doubt, the foregoing limitation shall not apply with respect to all Claims arising from or relating to those matters referred to in Sections 10.2(b)(ii), 10.2(b)(iii), 10.2(b)(iv), 10.2(b)(v) or 10.2(b)(vi).

(ii)      Purchaser shall not be obligated to indemnify Seller Indemnified Parties for aggregate Damages under Section 10.2(b)(i) in excess of $1,500,000 (the “Seller Cap”).  provided, that, the Seller Cap shall not apply to any Claims arising out of any fraudulent or intentional and knowing misrepresentation by Purchaser. For the avoidance of doubt, the Seller Cap shall not apply with respect to Claims arising from or relating to those matters referred to in Sections 10.2(b)(ii), 10.2(b)(iii), 10.2(b)(iv), 10.2(b)(v) or 10.2(b)(vi), provided, that, Purchaser shall not be obligated to indemnify Seller Indemnified Parties for aggregate Damages pursuant to this Agreement in excess of the Purchase Price.

(iii)     Seller Indemnified Parties shall not be entitled to recover Damages in respect of any Claim or otherwise obtain reimbursement or restitution more than once with respect to any Claim hereunder.

(g)           Remedies Exclusive.  After the Closing, as to any Claim with respect to the matters set forth in Sections 10.2(a)(i) and 10.2(b)(i), the indemnification remedies provided in this Section 10.2 shall be the exclusive monetary remedy therefor and shall preclude assertion by any party of any other rights or the seeking of any other monetary remedies against another party in connection therewith; provided, however, that nothing in this Section 10.2(g) shall limit rights or remedies expressly provided for in this Agreement or any other Operative Document for fraud, intentional and knowing misrepresentation,  or deceit.

(h)           Mediation/Arbitration.  Any controversy involving a Claim by an indemnified party pursuant to this Article X shall be finally and exclusively settled by the mediation/arbitration provisions of Section 12.6 hereof; provided, however, that in regards to any Claim by a third Person as to which Claimant is entitled to indemnification, if such third Person has filed a complaint in court to make such Claim against an indemnified party pursuant to this Article X, such indemnified party may implead (without resort to mediation or arbitration) any of the other parties to this Agreement solely for the purpose of resolving the subject matter of the Claim initiated by the third Person.  Thereafter, any remaining dispute with respect to such Claim shall again be subject to the provision.

(i)            Tax Treatment.  The Parties shall report any indemnification payment made pursuant to this Article X as a purchase price adjustment unless otherwise required by law.

(j)            Notwithstanding anything to the contrary in this Agreement, to the extent the parties waive full satisfaction of the conditions set forth in Article IX, an Indemnified Party may not recover Damages incurred by the Indemnified Party or be entitled to any other remedy based on or related to any matter or event that caused the conditions set forth in Article IX not to be satisfied without modification or qualification.

10.3         Escrow.  On the Closing Date, Purchaser shall, on behalf of Sellers, pay to Comerica Bank as agent to Purchaser and Parent (the “Escrow Agent”), in immediately available funds, to the account designated by the Escrow Agent, an amount equal to the Total Escrow Amount, in accordance with the terms of this Agreement and the Escrow Agreement, which will be executed at the Closing, by and among Purchaser, Parent and the Escrow Agent (the “Escrow Agreement”).  The Escrow Amount (plus any interest paid on such Escrow Amount in accordance with the Escrow Agreement) (collectively, the “ Escrow Fund”) shall be available to compensate the Purchaser Indemnified Parties for any claims by such parties for any Damages suffered or incurred by them and for which they are entitled to recovery under this Article X.  Subject to any dispute resolution procedures set forth in this Agreement or the Escrow Agreement, any payment Parent is obligated to make to any Purchaser Indemnified Parties pursuant to this Article X shall be paid by release of funds to the Purchaser Indemnified Parties from the Escrow Fund by the Escrow Agent within ten (10) Business Days after the date notice of any sums due and owing is given to Parent (with a copy to the Escrow Agent pursuant to the Escrow Agreement) by the applicable Purchaser Indemnified Party and shall accordingly reduce the Escrow Amount.  Within five (5) Business Days after the Final Net Asset Value has been finally determined in accordance with Section 2.5 hereof, the Escrow Agent shall release to Parent from the Escrow Fund $1,000,000 less the amount of the Asset Shortfall, if any, to the extent not paid by Parent in accordance with Section 2.5(e).  On the twelve (12) month anniversary of the Closing Date, the Escrow Agent shall release the remaining amounts in the Escrow Fund (to the extent not utilized to pay Purchaser for any indemnification claim) to Sellers, except that the Escrow Agent shall retain an amount (up to the total amount then held by the Escrow Agent) equal to the amount of claims for indemnification under this Article X asserted prior to the twelve (12) month anniversary of the Closing Date but not yet resolved (“Unresolved Indemnity Claims”).  The portion of the Escrow Fund retained for Unresolved Indemnity Claims shall be released by the Escrow Agent (to the extent not utilized to pay Purchaser for any such claims resolved in favor of Purchaser) upon their resolution in accordance with this Article X and the Escrow Agreement.

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

11.1         Termination.  Except as provided below, this Agreement may be terminated and the Acquisition abandoned at any time prior to the Closing Date:

(a)           by mutual written consent of Sellers and Purchaser; and

(b)           by Purchaser or Sellers if: (i) the Closing has not occurred by October 26, 2009 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to any party whose failure or whose Affiliate’s failure to perform any material covenant contained in this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; (ii) there shall be a final nonappealable Order of a Governmental Entity of competent jurisdiction in effect restraining, enjoining or otherwise preventing consummation of the Acquisition; it being agreed that, subject to the last sentence of Section 8.6 above, the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence); or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Acquisition that would make consummation of the Acquisition illegal.

(c)           By Sellers, if prior to the Closing Date there shall have been a breach of any of the representations, warranties, covenants or agreements on the part of Purchaser contained in this Agreement or  if any representation or warranty of Purchaser shall have become untrue, in either case, such that the conditions set forth in Section 9.2(a) or (b) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured, shall not have been cured prior to the End Date; or

(d)           By Purchaser, if prior to the Closing Date there shall have been a breach of any of the representations, warranties, covenants or agreements on the part of Sellers contained in this Agreement, or if any representation or warranty of Sellers shall have become untrue, in either case such that the conditions set forth in Sections 9.3(a) or (b) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured by the End Date.

11.2         Procedure Upon Termination.  In the event of termination and abandonment by Purchaser or Sellers, or both, pursuant to Section 11.1 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the Acquisition shall be abandoned, without further action by Purchaser or Sellers.

11.3         Effect of Termination.  In the event of termination of this Agreement as provided above, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser or Sellers, or their respective officers, directors, stockholders or equity owners, provided that each party shall remain liable for any breaches of this Agreement prior to its termination; and provided further that, the provisions of this Article XI, Article XII and Sections 8.2, 8.3 and 8.4 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

11.4         Amendment.  Subject to applicable law, the parties hereto may amend this Agreement at any time by execution of an instrument in writing signed by Purchaser and Sellers.

11.5         Extension; Waiver.  At any time prior to the Closing Date, Sellers and Purchaser, as applicable may to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of Sellers and Purchaser, as applicable, with respect to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE XII

GENERAL PROVISIONS

12.1           Notices.  All notices, requests, demands, waivers and other communications required or permitted hereunder shall be in writing and shall in any event be deemed to be given upon receipt or, if earlier, (a) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if mailed by first class registered or certified mail, return receipt requested, postage prepaid, (b) upon delivery, if delivered by hand, by recognized expedited delivery service, (c) one (1) Business Day after the Business Day of deposit with Federal Express or similar overnight courier, freight prepaid or (d) one (1) Business Day after the Business Day of facsimile transmission, if delivered by facsimile transmission with copy by first class registered or certified mail, return receipt requested, postage prepaid.  Notices shall be addressed to the address set forth below (or at such other address as a party may designate by notice to the other party pursuant to the provisions above):

(a)           if to Sellers, to:

Plantronics, Inc.
345 Encinal Street
Santa Cruz, California  95061-1802
Attention: General Counsel
Facsimile No.: (831) 426-2965

with copies to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Attention: Katharine A. Martin
                   Selwyn B. Goldberg
Facsimile No.: (650) 493-6811

(b)           if to Purchaser, to:

Audio Technologies Acquisition, LLC
181 Grand Avenue, Suite 201
Southlake, Texas  76092
Attention: Ross Gatlin
Facsimile No.: (817) 898-1509

with copies to:

Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Attention: Dennis R. Cassell
Facsimile No.: (214) 200-0788

12.2           Interpretation .  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

12.3           Counterparts.  This Agreement may be executed in one or more counterparts (including by means of facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

12.4           Entire Agreement; Assignment.  This Agreement, the schedules and exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) except with respect to the rights of Purchaser Indemnified Parties and Seller Indemnified Parties hereunder, are not intended to confer upon any other Person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise, without the prior written consent of Sellers and Purchaser, provided that Purchaser may, subject to Section 8.11(b) assign this Agreement in connection with a sale of substantially all of the Business.  Any purported assignment in violation of the foregoing shall be null and void ab initio and of no force or effect.

12.5           Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to negotiate in good faith to modify this Agreement to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

12.6           Governing Law; Mediation/Arbitration.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.  Subject to the provisions of Article X with respect to indemnification in respect of any Claim, any claim or dispute arising out of or related to this Agreement, the interpretation, making performance, breach or termination thereof, shall be first, sent to non-binding mediation among the parties, and second, failing a final resolution in mediation, finally and exclusively settled by binding arbitration, with such mediation or arbitration to be governed as follows: (i) mediation or arbitration shall be held in Newcastle County, Delaware; (ii) such mediation or arbitration shall be made in accordance with the then current Streamlined Arbitration Rules and Procedures of JAMS; (iii) judgment upon the award rendered by the mediator or arbitrator may be entered in any court having jurisdiction thereof, (iv) such mediation or arbitration shall be conducted by a mediator/arbitrator chosen by mutual agreement of Purchaser, on the one hand, and Sellers on the other; failing such agreement in the case of an arbitration, the arbitration shall be conducted by three independent arbitrators, one of whom shall be chosen by the Purchaser, one of whom shall be chosen by Sellers, and such two arbitrators shall mutually select a third arbitrator, with any decision of two such arbitrators shall be binding on Purchaser and Sellers; (v) the mediator/arbitrator(s) shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted under Delaware substantive law to resolve a dispute; (vi) judgment on the award rendered by the mediator/arbitrator(s) may be entered in any court having jurisdiction thereof; (vii) each party shall pay its own costs and expenses (including counsel fees) of any such mediation or arbitration except that the arbitrator(s) can compel one party to pay all or a portion of the other party’s costs and expenses; (viii) the parties agree that, any provision of applicable law notwithstanding, they will not request, and the mediator/arbitrator(s) shall have no authority to award damages based on amounts recoverable as lost profits or based on a multiple of earnings, incidental damages, indirect damages, special damages, punitive damages or consequential damages, against any party; and (ix) the parties hereto expressly waive all rights whatsoever to file an appeal against or otherwise to challenge any award by the mediator/arbitrator(s) hereunder, provided that the foregoing shall not limit the rights of either party to bring a proceeding in any applicable jurisdiction to conform, enforce or enter judgment upon such award (and the rights of the other party, if such proceeding is brought, to contest such confirmation, enforcement or entry of judgment) (for purposes of this Agreement, the mediation/arbitration rules described above in sections (i) through (ix) above shall be the “Mediation/Arbitration Rules”).

12.7           Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

12.8           Successors.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, heirs and assigns.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Purchaser and Sellers have caused this Agreement to be signed by their duly authorized respective officers, all as of the date first written above.

PURCHASER:

AUDIO TECHNOLOGIES ACQUISITION, LLC

By:
Name:
Title:
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SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT

SELLERS:

PLANTRONICS, INC.

By:
Name:
Title:
Address:

PLANTRONICS B.V.

By:
Name:
Title:
Address:

SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT